                                                    Registration Nos. 333-______
                                                                      811-______



              As filed with the Commission on September 18, 1998

                    ______________________________________


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]
     Pre-Effective Amendment No.   ___                            [_]
     Post-Effective Amendment No.  ___                            [_]


                                    and/or


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   [X]
     Amendment No.    ___                                         [_]


       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VA-R
                          (Exact Name of Registrant)


       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                              (Name of Depositor)


                                125 Maiden Lane
                              New York, NY 10038
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                                (212) 709-6000
              (Depositor's Telephone Number, including Area Code)


                            Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                             2727-A Allen Parkway
                              Houston, TX  77019
                    (Name and Address of Agent for Service)


   Copies of all communications and order to Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C.  20036
                        Attention:  Gary O. Cohen, Esq.

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered:
  Units of interest in The United States Life Insurance Company Separate Account USL VA-R under variable annuity certificates.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                GENERATIONS/TM/

                   FLEXIBLE PAYMENT VARIABLE AND FIXED GROUP
                         DEFERRED ANNUITY CERTIFICATES
                                  OFFERED BY
       THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW  YORK
                             ADMINISTRATIVE CENTER
                   P.O. Box 1401, Houston, Texas 77251-1401
                    1-800-346-4944; 1-713-[             ]

The United States Life Insurance Company in the City of New York ("USL") is offering, under a group annuity master contract, the flexible payment variable and fixed group deferred annuity certificates (the "Certificates") described in this Prospectus.

You may use USL's Separate Account USL VA-R ("Separate Account") for a variable investment return under the Certificates based on one or more of the following mutual fund series of the Van Kampen Life Investment Trust ("Trust") and the Morgan Stanley Universal Funds, Inc. ("Fund"):

 .  Van Kampen Life Investment Trust                      .  Morgan Stanley Universal Funds, Inc
   .  Domestic Income Portfolio                               .  Asian Equity Portfolio
   .  Emerging Growth Portfolio                               .  Emerging Markets Equity Portfolio
   .  Enterprise Portfolio                                    .  Equity Growth Portfolio
   .  Government Portfolio                                    .  Global Equity Portfolio
   .  Growth and Income Portfolio                             .  International Magnum Portfolio
   .  Money Market Portfolio                                  .  Fixed Income Portfolio
   .  Morgan Stanley Real Estate Securities Portfolio         .  High Yield Portfolio
   .  Strategic Stock Portfolio                               .  Mid Cap Value Portfolio
                                                              .  Value Portfolio

You may also use USL's guaranteed interest option. This option currently has one Guarantee Period, with a guaranteed interest rate.

We have designed this Prospectus to provide you with information that you should have before investing in the Certificates. Please read the Prospectus carefully and keep it for future reference.

For additional information about the Certificates, you may request a copy of the
Statement of Additional Information (the "Statement"), dated [                ],
1998. We have filed the Statement with the Securities and Exchange Commission ("SEC") and have incorporated it by reference into this Prospectus. The "Contents" of the Statement appears at page 50 of this Prospectus. You may obtain a free copy of the Statement if you write or call USL's Administrative Center, which is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The telephone number is 1-800-346-4944. You may also obtain the Statement through the SEC's Web site at http://www.sec.gov.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. The Certificates are not available in all states

This prospectus is valid only if you also receive current prospectuses of the Van Kampen Life Investment Trust and the Morgan Stanley Universal Funds, Inc.

            This Prospectus is dated [                     ], 1998

                                   CONTENTS

Glossary...................................................................................    4
Fee Table..................................................................................    7
Synopsis of Certificate Provisions.........................................................   10
  Minimum Investment Requirements..........................................................   10
  Purchase Payment Accumulation............................................................   10
  Fixed and Variable Annuity Payments......................................................   11
  Changes in Allocations Among Divisions and Guarantee Periods.............................   11
  Surrenders, Withdrawals and Cancellations................................................   12
  Death Proceeds...........................................................................   12
  Limitations Imposed by Retirement Plans and Employers....................................   12
  Communications to Us.....................................................................   12
  Financial and Performance Information....................................................   13
  Other Information........................................................................   14
Financial Information......................................................................   15
USL........................................................................................   15
Separate Account USL VA-R..................................................................   15
The Series.................................................................................   15
  Voting Privileges........................................................................   17
The Fixed Account..........................................................................   18
Certificate Issuance and Purchase Payments.................................................   20
Owner Account Value........................................................................   21
  Variable Account Value...................................................................   22
  Fixed Account Value......................................................................   22
Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value...   23
  Transfers................................................................................   23
  Automatic Rebalancing....................................................................   24
  Surrenders and Partial Withdrawals.......................................................   24
Annuity Period and Annuity Payment Options.................................................   26
  Annuity Commencement Date................................................................   26
  Application of Owner Account Value.......................................................   26
  Fixed and Variable Annuity Payments......................................................   26
  Annuity Payment Options..................................................................   27
  Transfers................................................................................   30
Death Proceeds.............................................................................   30
  Death Proceeds Before the Annuity Commencement Date......................................   30
  Death Proceeds After the Annuity Commencement Date.......................................   32
  Proof of Death...........................................................................   32
Charges Under the Certificates.............................................................   33
  Premium Taxes............................................................................   33
  Surrender Charge.........................................................................   33
  Transfer Charges.........................................................................   35
  Annual Certificate Fee...................................................................   36
  Charge to the Separate Account ..........................................................   36


  Miscellaneous............................................................................   36
  Systematic Withdrawal Plan...............................................................   37
  One-Time Reinvestment Privilege..........................................................   37
  Reduction in Surrender Charges and Administrative Charges................................   37
Other Aspects of the Certificates..........................................................   37
  Owners, Annuitants and Beneficiaries; Assignments........................................   37
  Reports..................................................................................   38
  Rights Reserved by Us....................................................................   38
  Payment and Deferment....................................................................   39
Federal Income Tax Matters.................................................................   40
  General..................................................................................   40
  Non-Qualified Certificates...............................................................   40
  Individual Retirement Annuities ("IRAs").................................................   42
  Roth IRAs................................................................................   44
  Simplified Employee Pension Plans........................................................   45
  Simple Retirement Accounts...............................................................   45
  Other Qualified Plans....................................................................   45
  Private Employer Unfunded Deferred Compensation Plans....................................   46
  Federal Income Tax Withholding and Reporting.............................................   47
  Taxes Payable by USL and the Separate Account............................................   47
Distribution Arrangements..................................................................   47
Services Agreement.........................................................................   48
Legal Matters..............................................................................   48
Year 2000 Considerations...................................................................   48
Other Information on File..................................................................   49
Contents of Statement of Additional Information............................................   50

                                   GLOSSARY


WE, OUR AND US - The United States Life Insurance Company in the City of New York ("USL").

YOU AND YOUR - a reader of this Prospectus who is contemplating making purchase payments or taking any other action in connection with a Certificate. This is generally the Owner of a Certificate.

ACCOUNT VALUE - the sum of your Fixed Account Value and Variable Account Value after deduction of any fees.

ACCUMULATION UNIT - a measuring unit used in calculating your interest in a Division of Separate Account USL VA-R prior to the Annuity Commencement Date.

ADMINISTRATIVE CENTER - our annuity service center to which you should direct all purchase payments, requests, instructions and other communications. Our Administrative Center is located at 2727-A Allen Parkway, Houston,
Texas 77019-2191. The mailing address is P.O. Box 1401, Houston,
Texas 77251-1401.

ANNUITANT - the person named as annuitant in the application for a Certificate and on whose life annuity payments may be based.

ANNUITY COMMENCEMENT DATE - the date on which we begin making payments under an Annuity Payment Option, unless you elect a single sum payment instead.

ANNUITY PAYMENT OPTION - one of the ways in which you can request us to make annuity payments to you. An Annuity Payment Option will control the amount of each payment, how often we make payments, and for how long we make payments.

ANNUITY PERIOD - the period of time during which we make annuity payments under an Annuity Payment Option.

ANNUITY UNIT - a measuring unit used to calculate the amount of Variable Annuity Payments.

BENEFICIARY - the person who will receive any proceeds due under a Certificate following the death of an Owner or an Annuitant.

CERTIFICATE - an individual annuity Certificate offered by this Prospectus.

CERTIFICATE ANNIVERSARY - each anniversary of the date of issue of the Certificate.

CERTIFICATE YEAR - each year beginning with the date of issue of the Certificate.

CODE - the Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT - a person whom you designate under a Non-Qualified Certificate to become the Annuitant if the Annuitant dies before the Annuity Commencement Date and the Contingent Annuitant is alive when the Annuitant dies.

CONTINGENT BENEFICIARY - a person whom you designate to receive any proceeds due under a Certificate following the death of an Owner or an Annuitant, if the Beneficiary has died but the Contingent Beneficiary is alive when the proceeds become payable.

DIVISION - one of the several different investment options into which Separate Account USL VA-R is divided. Each Division invests in shares of a Series.

FIXED ACCOUNT - the name of the investment alternative that allows you to allocate purchase payments to USL's General Account.

FIXED ACCOUNT VALUE - the amount of your Account Value in the Fixed Account.

FIXED ANNUITY PAYMENTS - annuity payments that are fixed in amount and do not vary with the investment experience of any Division of Separate
Account USL VA-R.

GENERAL ACCOUNT - all assets of USL other than those in Separate
Account USL VA-R or any other legally segregated separate account established by USL.

GUARANTEED INTEREST RATE - the rate of interest we credit during any Guarantee Period, on an effective annual basis.

GUARANTEE PERIOD - the period for which we credit a Guaranteed Interest Rate.

HOME OFFICE - our office at the following address and phone number: The United States Life Insurance Company in the City of New York, 125 Maiden Lane, New York, NY 10038; 1-212-709-6000.

INVESTMENT COMPANY ACT OF 1940 ("1940 ACT") - a federal law governing the operations of investment companies such as the Series and the Separate Account.

NON-QUALIFIED - not eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by Sections 401, 403, 408 or 408A of the Code.

OWNER - the holder of record of a Certificate, except that the employer or trustee may be the Owner of the Certificate in connection with a retirement plan.

PARTICIPANT - the Owner of a Certificate.

QUALIFIED - eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT - the segregated asset account of USL named Separate Account USL VA-R which receives and invests purchase payments under the Certificates.

SERIES - an individual portfolio of a mutual fund that you may choose for investment under the Certificates. Currently, the Series are part of either the Van Kampen Life Investment Trust or the Morgan Stanley Universal Funds, Inc.

SURRENDER CHARGE - a charge for sales expenses that we may assess when you surrender a Certificate or receive payment of certain other amounts from a Certificate.

VALUATION DATE - a day when we are open for business. However, a day is not a Valuation Date, if the Series in which a Division invests does not calculate the value of its shares on that day.

VALUATION PERIOD - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the Exchange on the next Valuation Date.

VARIABLE ANNUITY PAYMENTS - annuity payments that vary in amount based on the investment earnings and losses of one or more of the Divisions.

VARIABLE ACCOUNT VALUE - the amount of your Account Value that is in the Separate Account.

WRITTEN - signed, dated, and in a form satisfactory to us and received at our Administrative Center. (See "Synopsis of Certificate Provisions - Communications to Us.") You must use special forms we or your sales representative provide to elect an Annuity Option or exercise your one-time reinvestment privilege.

                                   FEE TABLE


The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly under a Certificate. The table reflects expenses of the Separate Account and the Series. We may also deduct amounts for state premium taxes or similar assessments, where applicable.

Participant Transaction Charges
-------------------------------

     Front-End Sales Charge Imposed on Purchases......................     0%
     Maximum Surrender Charge/1/......................................     6%
     (computed as a percentage of purchase payments surrendered)
     Transfer Fee.....................................................    $ 0/2/

Annual Certificate Fee/3/.............................................    $30
----------------------

Separate Account Annual Expenses (as a percentage of average daily net asset value)

     Mortality and Expense Risk Charge................................  1.25%
     Administrative Expense Charge....................................  0.15%
                                                                        -----
   Total Separate Account Annual Expenses.............................  1.40%
                                                                        =====




------------------------
/1/ This charge does not apply or is reduced under certain circumstances. See "Surrender Charge."
/2/ This charge is $25 after the 12th transfer during each Certificate Year prior to the Annuity Commencement Date.
/3/  This charge does not apply during the Annuity Period.

  The Series' Annual Expenses/1,2/ (as a percentage of average net  assets)

Series                                       Management             Other
                                             Fees After             Expenses             Total
                                             Expense           After Expense             Operating
                                             Reimbursement     Reimbursement             Expenses
                                             -------------     -------------             --------

Domestic Income                                0.05%                  0.55%               0.60%
Emerging Growth                                0.00%                  0.85%               0.85%
Enterprise                                     0.44%                  0.16%               0.60%
Government                                     0.36%                  0.24%               0.60%
Growth and Income                              0.00%                  0.75%               0.75%
Money Market                                   0.12%                  0.48%               0.60%
Morgan Stanley Real Estate Securities          1.00%                  0.07%               1.07%
Strategic Stock                                0.00%                  0.65%               0.65%
Asian Equity                                   0.80%                  0.40%               1.20%
Emerging Markets Equity                        0.00%                  0.85%               0.85%
Global Equity                                  0.00%                  1.15%               1.15%
International Magnum                           0.00%                  1.15%               1.15%
Fixed Income                                   0.00%                  0.70%               0.70%
High Yield                                     0.00%                  0.80%               0.80%
Mid Cap Value                                  0.00%                  1.05%               1.05%
Value                                          0.00%                  0.85%               0.85%
---------------------

  /1/ We estimate other expenses for the current fiscal year for the Strategic Stock and the Asian Equity Portfolios, because these Series do not have financial statements covering a period of at least ten months.

  /2/ Management fees and other expenses would have been the percentages shown in the following table without certain voluntary expense reimbursements from the investment adviser. We estimate such fees and expenses, absent reimbursement, for the Strategic Stock and Asian Equity Portfolios for the current fiscal year.

                                             Management             Other                Total
                                             Fees                   Expenses             Expenses
                                             ----------             --------             --------
Domestic Income                                0.50%                 0.55%                1.05%
Emerging Growth                                0.70%                 1.44%                2.14%
Enterprise                                     0.50%                 0.16%                0.66%
Government                                     0.50%                 0.24%                0.74%
Growth and Income                              0.60%                 1.03%                1.63%
Money Market                                   0.50%                 0.48%                0.98%
Morgan Stanley Real Estate Securities          1.00%                 0.07%                1.07%
Strategic Stock                                0.05%                 2.28%                2.33%
Asian Equity                                   0.80%                 2.30%                3.10%
Emerging Markets Equity                        1.25%                 2.87%                4.12%
Equity Growth                                  0.55%                 1.50%                2.05%
Global Equity                                  0.80%                 1.63%                2.43%
International Magnum                           0.80%                 1.98%                2.78%
Fixed Income                                   0.40%                 1.31%                1.71%
High Yield                                     0.50%                 1.18%                1.68%
Mid Cap Value                                  0.75%                 1.38%                2.13%
Value                                          0.55%                 1.32%                1.87%

Example/3/ The following expenses would apply to a $1,000 investment at the end of the applicable time period, if you surrender your Certificate (or if you annuitize under circumstances where you owe a surrender charge)/4/ , and if you assume a 5% annual return on assets:

If all amounts are invested                1 year   3 years   5 years   10 years
in one of the following Series             ------   -------   -------   --------
------------------------------
Domestic Income                            $75      $110      $147       $239
Emerging Growth                            $78      $118      $160       $265
Enterprise                                 $75      $110      $147       $239
Government                                 $75      $110      $147       $239
Growth and Income                          $77      $114      $155       $255
Money Market                               $75      $110      $147       $239
Morgan Stanley Real Estate Securities      $80      $124      $171       $287
Strategic Stock                            $76      $111      N/A        N/A
Asian Equity                               $87      $139      N/A        N/A
Emerging Markets Equity                    $87      $144      $204       $352
Equity Growth                              $78      $118      $160       $265
Global Equity                              $81      $127      $175       $295
International Magnum                       $81      $127      $175       $295
Fixed Income                               $76      $113      $152       $250
High Yield                                 $78      $118      $161       $268
Mid Cap Value                              $80      $124      $170       $285
Value                                      $78      $118      $160       $265

Example/3/  The following expenses would apply to a $1,000 investment at the end of the applicable time period, if you do not surrender your Certificate (or if you annuitize under circumstances where a surrender charge is not payable)/4/, and if you assume a 5% annual return on assets:



If all amounts are invested                   1 year   3 years   5 years   10 years
in one of the following Series                ------   -------   -------   --------
------------------------------
Domestic Income                               $21       $65      $111       $239
Emerging Growth                               $24       $73      $124       $265
Enterprise                                    $21       $65      $111       $239
Government                                    $21       $65      $111       $239
Growth and Income                             $23       $69      $119       $255
Money Market                                  $21       $65      $111       $239
Morgan Stanley Real Estate Securities         $26       $79      $135       $287
Strategic Stock                               $22       $66      N/A        N/A
Asian Equity                                  $33       $94      N/A        N/A
Emerging Markets Equity                       $33       $99      $168       $352
Equity Growth                                 $24       $73      $124       $265
Global Equity                                 $27       $82      $139       $295
International Magnum                          $27       $82      $139       $295
Fixed Income                                  $22       $68      $116       $250
High Yield                                    $24       $73      $125       $268


Mid Cap Value                                 $26       $79      $134       $285
Value                                         $24       $73      $124       $265

------------------------

/3/ In this Example, "N/A" indicates that SEC rules require that the Strategic Stock and the Asian Equity Portfolios complete the Example for only the one and three year periods.

/4/ See "Surrender Charge" for a description of the circumstances when you may be required to pay the Surrender Charge under annuitization.

THE EXAMPLES ARE NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. The examples assume an estimated average Account Value of $40,000 for each of the Divisions.


                      SYNOPSIS OF CERTIFICATE PROVISIONS

You should read this synopsis together with the other information in this Prospectus.

The purpose of the Certificates is to provide retirement benefits through

     .  the accumulation of purchase payments on a fixed or variable basis, and

     . the application of such accumulations to provide Fixed or Variable Annuity Payments.

MINIMUM INVESTMENT REQUIREMENTS

Your initial purchase payment must be at least $2,000, if you are buying a Qualified Certificate, and $5,000, if you are buying a Non-Qualified Certificate. The amount of any subsequent purchase payment that you make must be at least $100. If your Account Value falls below $500, we may cancel your Certificate and treat it as a full surrender. We also may transfer funds, without charge, from a Division (other than the Money Market Division) or Guarantee Period under your Certificate to the Money Market Division, if the Account Value of that Division or Guarantee Period falls below $500. (See "Certificate Issuance and Purchase Payments.")

PURCHASE PAYMENT ACCUMULATION

Purchase payments will accumulate on a variable or fixed basis until the Annuity Commencement Date.

For variable accumulation, you may allocate part or all of your Account Value to one or more of the 17 available Divisions of the Separate Account. Each Division invests solely in shares of one of 17 corresponding Series. (See "The Series.") The value of accumulated purchase payments allocated to a Division increases or decreases, as the value of the investments in a Series' shares increases or decreases, subject to reduction by charges and deductions. (See "Variable Account Value.")

For fixed accumulation, you may allocate part or all of your Account Value to one or more of the Guarantee Periods available in our Fixed Account at the time you make your allocation. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. The value of accumulated purchase payments increases at the Guaranteed Interest Rate applicable to that Guarantee Period. (See "The Fixed Account.")

Over the lifetime of your Certificate, you may allocate part or all of your Account Value to no more than 18 Divisions and Guarantee Periods. This limit includes those Divisions and Guarantee Periods from which you have either transferred or withdrawn all of your Account Value previously allocated to such Divisions or Guarantee Periods.

FIXED AND VARIABLE ANNUITY PAYMENTS

You may elect to receive Fixed or Variable Annuity Payments or a combination of Payments beginning on the Annuity Commencement Date. Fixed Annuity Payments are periodic payments from USL in a fixed amount guaranteed by USL. The amount of the Payments will depend on the Annuity Payment Option chosen, the age and, in some cases, the gender of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

Variable Annuity Payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment from USL will vary reflecting the net investment return of the Division or Divisions you selected under your variable Annuity Payment Option. The payment for a given month will exceed the previous month's payment, if the net investment return for a given month exceeds the assumed interest rate used in the Certificate's annuity tables. The monthly payment will be less than the previous payment, if the net investment return for a month is less than the assumed interest rate. The assumed interest rate used in the Certificate's annuity tables is 3.5%. USL may offer other forms of the Certificate with a lower assumed interest rate and reserves the right to discontinue the offering of the higher interest rate form of Certificate. (See "Annuity Period and Annuity Payment Options.")

CHANGES IN ALLOCATIONS AMONG DIVISIONS AND GUARANTEE PERIODS

Before the Annuity Commencement Date, you may change your allocation of future purchase payments to the various Divisions and Guarantee Periods, without charge.

In addition, you may reallocate your Account Value among the Divisions and Guarantee Periods before the Annuity Commencement Date. However, you are limited in the amount that you may transfer out of a Guarantee Period. See "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers," for these and other conditions of transfer.

After the Annuity Commencement Date, you may make transfers from a Division to another Division or to a fixed Annuity Payment Option. However, you may not make transfers from a fixed Annuity Payment Option. (See "Annuity Period and Annuity Payment Options - Transfers.")

SURRENDERS, WITHDRAWALS AND CANCELLATIONS

You may make a total surrender of or partial withdrawal from your Certificate at any time prior to the Annuity Commencement Date by Written request to us. A surrender may require you to pay a Surrender Charge, and some surrenders and withdrawals may require you to pay tax penalties. (See "Surrenders and Partial Withdrawals.")

You may cancel your Certificate by delivering it or mailing it with a Written cancellation request to our Administrative Center or to your sales representative, before the close of business on the 10th day after you receive the Certificate. If you send the items by mail, properly addressed and postage prepaid, we will consider them received at our Administrative Center on the date we actually receive them.

We will refund to you the sum of:

  . any purchase payments allocated to a Guarantee Period of the Fixed Account, . your Account Value allocated to the Divisions of the Separate Account, and . any additional amount deducted for premium taxes.

DEATH PROCEEDS

If the Annuitant or Owner dies before the Annuity Commencement Date, we will pay a benefit to the Beneficiary. (See "Death Proceeds Prior to the Annuity Commencement Date.")

LIMITATIONS IMPOSED BY RETIREMENT PLANS AND EMPLOYERS

An employer or trustee who is the Owner under a retirement plan may limit certain rights you would otherwise have under a Certificate. These limitations may restrict total and partial surrenders, the amount or timing of purchase payments, the start of annuity payments, and the type of annuity options that you may select. You should familiarize yourself with the provisions of any retirement plan in which a Certificate is used. We are not responsible for monitoring or assuring compliance with the provisions of any retirement plan.

COMMUNICATIONS TO US

You should include, in communications to us, your Certificate number, your name, and, if different, the Annuitant's name. You may direct communications to the addresses and phone numbers on the first page of this Prospectus.

Unless the Prospectus states differently, we will consider purchase payments or other communications to be received at our Administrative Center on the date we actually receive them, if they are in proper form. However, we will consider purchase payments to be received on the next Valuation Date if we receive them
(1) after the close of regular trading on The New York Stock Exchange or (2) on a date that is not a Valuation Date.


FINANCIAL AND PERFORMANCE INFORMATION

From time to time, the Separate Account may include in advertisements and other sales materials several types of performance information for the Divisions. This information may include "average annual total return," "total return," and "cumulative total return." The Domestic Income Division, the Government Division, and the Growth and Income Division may also advertise "yield." The Money Market Division may advertise "yield" and "effective yield."

The performance information that we may present is not an estimate or guarantee of future investment performance and does not represent the actual investment experience of amounts invested by a particular Owner. Additional information concerning a Division's performance appears in the Statement.

Total Return and Yield Quotations. Average annual total return, total return, and cumulative total return figures measure the net income of a Division and any realized or unrealized gains or losses of the underlying investments in the Division, over the period stated. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Division over the period stated. Total return figures are also annualized, but do not, as described below, reflect deduction of any applicable Surrender Charge or Annual Certificate Fee. Cumulative total return figures represent the cumulative change in value of an investment in a Division for various periods stated.

Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (seven-day period for the Money Market Division), expressed as a percentage of the value of the Division's Accumulation Units. Yield is an annualized figure, which means that we assume that the Division generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Division similarly, but include the increase due to assumed compounding. The Money Market Division's effective yield will be slightly higher than its yield due to this compounding effect.

Average annual total return figures reflect deduction of all recurring charges and fees applicable under the Certificate to all Owner accounts, including the following:

  .  the Mortality and Expense Risk Charge,
  .  the Administrative Expense Charge,
  . the applicable Surrender Charge that may be charged at the end of the period in question, and
  .  a pro rated portion of the Annual Certificate Fee.

Yield, effective yield, total return, and cumulative total return figures do not reflect deduction of any Surrender Charge that we may impose upon partial withdrawal, and thus may be higher than if such charge were deducted. Total return and cumulative total return figures also do not reflect deduction of the Annual Certificate Fee.

Division Performance. The investment performance for each Division that invests in a corresponding Series of the Trust will reflect the investment performance of that Series for the periods stated. This information appears in the Statement. For periods before the date the Certificates became available, we calculate the performance information for a Division on a hypothetical basis. In so doing, we reflect deductions of current Separate Account fees and charges under the Certificate from the historical performance of the corresponding Series. We may waive or reimburse certain fees or charges applicable to the Certificate. Such waivers or reimbursements will affect each Division's performance results.

Information about the experience of the investment advisers to the Series of the Fund appears in the prospectus for the Fund.

USL may also advertise or report to Owners its ratings as an insurance company by the A. M. Best Company. Each year, A. M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's Ratings range from A++ to F.

USL may also advertise or report to Owners its ratings as to claims-paying ability by the Standard & Poor's Corporation. A Standard & Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard & Poor's ratings range from AAA to D.

USL may additionally advertise its ratings as to claims-paying ability by the Duff & Phelps Credit Rating Co. A Duff & Phelps claims-paying ability rating is an assessment of a company's insurance claims-paying ability. Duff & Phelps ratings range from AAA to CCC.

Current ratings from A.M. Best, Standard & Poor's, and Duff & Phelps may be used from time to time in any advertising about the Certificates, as well as in any reports that publish the ratings.

The ratings reflect the claims-paying ability and financial strength of USL. They are not a rating of investment performance that purchasers of insurance products funded through separate accounts, such as the Separate Account, have experienced or are likely to experience in the future.

OTHER INFORMATION

USL may also advertise endorsements from organizations, individuals or other parties that recommend USL or the Certificates. USL may occasionally include in advertisements (1) comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or (2) discussions of alternative investment vehicles and general economic conditions.

                             FINANCIAL INFORMATION

The financial statements of USL appear in the Statement. Please see the first page of this Prospectus for information on how to obtain a copy of the Statement. You should consider the financial statements of USL only as bearing on the ability of USL to meet its contractual obligations under the Certificates. The financial statements do not bear on the investment performance of the Separate Account. (See "Contents of Statement of Additional Information.")

                                      USL

USL is a stock life insurance company, which was organized under the laws of the State of New York in 1850. USL is an indirect, wholly-owned subsidiary of American General Corporation, a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Certificates are USL's, and American General Corporation has no legal obligation to back those commitments.

                           SEPARATE ACCOUNT USL VA-R

USL established the Separate Account on August 8, 1997. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

Each Division of the Separate Account is part of USL's general business, and the assets of the Separate Account belong to USL. Under New York law and the terms of the Certificates, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that USL may conduct. These assets will be held exclusively to meet USL's obligations under variable annuity Certificates. Furthermore, USL credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of USL.

                                  THE SERIES

The Separate Account has 17 Divisions funding the variable benefits under the Certificates. These Divisions invest in shares of eight separate investment Series of the Trust and nine separate Series of the Fund.

The Trust and the Fund offer shares of these Series, without sales charges, exclusively to insurance company variable annuity and variable life insurance separate accounts and not directly to the public. The Trust and the Fund also offer shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with USL.

We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict.

For example, violation of the federal tax laws by one separate account investing in the Trust or the Fund could cause the contracts or certificates funded through another separate account to lose their tax deferred status. Such a result might require us to take remedial action. A separate account may have to withdraw its participation in the Trust or the Fund, if a material irreconcilable conflict arises between separate accounts. In such event, the Trust or the Fund may have to liquidate portfolio securities at a loss to pay for a separate account's redemption of Trust or Fund shares. At the same time, the Trust's Board of Trustees, the Fund's Board of Directors and we will monitor events for any material irreconcilable conflicts that may possibly arise and determine what action, if any, to take to remedy or eliminate the conflict.

We automatically reinvest any dividends or capital gain distributions that we receive on shares of the Series held under Certificates. We reinvest at the Series' net asset value on the date payable. Dividends and distributions will reduce the net asset value of each share of the corresponding Series and increase the number of shares outstanding of the Series by an equivalent value. However, these dividends and distributions do not change your Account Value.

The names of the Series of the Trust in which the available Divisions invest are as follows:

     Van Kampen Life Investment Trust
     --------------------------------

       Domestic Income Portfolio
       Emerging Growth Portfolio
       Enterprise Portfolio
       Government Portfolio
       Growth and Income Portfolio
       Money Market Portfolio
       Morgan Stanley Real Estate Securities Portfolio
       Strategic Stock Portfolio

Van Kampen Asset Management, Inc. is the investment adviser of each Series of the Trust. Van Kampen Funds Inc. is the distributor of shares of each Series of the Trust.

The names of the Series of the Fund in which the available Divisions invest are as follows:

     Morgan Stanley Universal Funds, Inc.
     ------------------------------------

       Asian Equity Portfolio
       Emerging Markets Equity Portfolio
       Equity Growth Portfolio
       Global Equity Portfolio
       International Magnum Portfolio
       Fixed Income Portfolio
       High Yield Portfolio
       Mid Cap Value Portfolio
       Value Portfolio

Morgan Stanley Asset Management Inc. is the investment adviser of the Asian Equity, Emerging Markets Equity, Equity Growth, Global Equity, and International Magnum Portfolios. Miller Anderson & Sherrerd, LLP is the investment adviser of the Fixed Income, High Yield, Mid Cap Value and Value Portfolios. Morgan Stanley & Co. Incorporated is the distributor of shares of each Series of the Fund.

The investment advisers and the distributors are all wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. Morgan Stanley Deal Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses -- securities, asset management and credit services.

Before selecting any Division, you should carefully read the prospectus. The prospectus provides more complete information about the Series in which that Division invests, including investment objectives and policies, charges and expenses.

You can find information about the investment performance of the Series of the Trust in the Statement. You can find information about the experience of the investment advisers to the Series of the Fund in the prospectus for the Fund. You may obtain additional copies of a prospectus by contacting USL's Administrative Center at the addresses and phone numbers on the first page of this Prospectus. When making your request, please indicate the names of the Series in which you are interested.

High yielding fixed-income securities, such as those in which the Domestic Income Portfolio invests, are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. You should carefully read about this Division in the Trust's prospectus and related statement of additional information and consider your ability to assume the risks of making an investment in this Division.

VOTING PRIVILEGES

The following people may give us voting instructions for Series shares held in the Separate Account Divisions attributable to their Certificate:

  .  You, as the Owner, prior to the Annuity Commencement Date, and

  .  The Annuitant or other payee, during the Annuity Period.

We will vote according to your instructions at meetings of shareholders of the Series.

We will determine who is entitled to give voting instructions and the number of votes for which they may give directions as of the record date for a meeting. We will calculate the number of votes in fractions. We will calculate the number of votes for any Series as follows:

  . For each Owner prior to the Annuity Commencement Date, we will divide (1) the Owner's Variable Account Value by (2) the net asset value of one share of that Series.

  . For each Annuitant or payee during the Annuity Period, we will divide (1) our liability for future Variable Annuity Payments to the Annuitant or payee by (2) the value of an Annuity Unit. We will calculate our liability for future Variable Annuity Payments based on the mortality assumptions and the assumed interest rate that we use in determining the number of Annuity Units under a Certificate and the value of an Annuity Unit.

We will vote all shares of each Series owned by the Separate Account as follows:

  . Shares for which we receive instructions, in accordance with those instructions, and

  . Shares for which we receive no instructions, in the same proportion as the shares for which we receive instructions.

Shares of each Series may be owned by separate accounts of insurance companies other than us. We understand that each Series will see that all insurance companies vote shares uniformly.

We believe that our voting instruction procedures comply with current federal securities law requirements. However, we reserve the right to modify these procedures to conform with legal requirements and interpretations that are put in effect or modified from time to time.

                               THE FIXED ACCOUNT

AMOUNTS IN THE FIXED ACCOUNT OR SUPPORTING FIXED ANNUITY PAYMENTS BECOME PART OF OUR GENERAL ACCOUNT. WE HAVE NOT REGISTERED INTERESTS IN THE GENERAL ACCOUNT UNDER THE SECURITIES ACT OF 1933, AND WE HAVE NOT REGISTERED THE GENERAL ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT, BASED ON FEDERAL LAW EXCLUSION AND EXEMPTION. THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS ADVISED US THAT IT HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS THAT RELATE TO THE FIXED ACCOUNT OR FIXED ANNUITY PAYMENTS. AT THE SAME TIME, WE HAVE LEGAL RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THIS PROSPECTUS.

Our obligations for the Fixed Account are legal obligations of USL. Our General Account assets support these obligations. These General Account assets also support our obligations under other insurance and annuity contracts.
Investments purchased with amounts allocated to the Fixed Account are the property of USL. Owners have no legal rights in such investments.

Account Value that the Owner allocates to the Fixed Account earns a Guaranteed Interest Rate beginning with the date of the allocation. This Guaranteed Interest Rate continues for the number of years that the Owner selects from among the Guarantee Periods that we then offer.

At the end of a Guarantee Period, we will allocate your Account Value in that Guarantee Period, including interest you have earned, to a new Guarantee Period of the same length. In the alternative, the Owner may submit a Written request to us to allocate this amount to a different Guarantee Period or Periods or to one or more of the Divisions of the Separate Account. We must receive this Written request at least three business days before the end of the Guarantee Period.

We will contact the Owner regarding the scheduled Annuity Commencement Date, if the Owner has not provided the necessary Written request and the renewed Guarantee Period extends beyond the scheduled Annuity Commencement Date. If the Owner elects to annuitize in this case, we may waive the Surrender Charge. (See "Annuity Payment Options" and "Surrender Charge.")

The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the prior Guarantee Period. We will notify the Owner in writing at least 15 days and not more than 45 days prior to the end of any Guarantee Period.

If the Owner's Account Value in a Guarantee Period is less than $500, we reserve the right to transfer, without charge, the balance to the Money Market Division at the end of that Guarantee Period. However, we will transfer such balance to a Division selected by the Owner, if we have received Written instructions to transfer such balance to that Division.

We declare the Guaranteed Interest Rates from time to time as market conditions dictate. We tell an Owner the Guaranteed Interest Rate for a chosen Guarantee Period at the time we receive a purchase payment, make a transfer, or renew a Guarantee Period. We may credit a different interest rate to one Guarantee Period than to another Guarantee Period that is the same length but that began on a different date. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.

Proceeds from an exchange, rollover or transfer will accrue interest, if you allocate them to the Fixed Account within 60 days following the date of application for a Certificate. We will credit the interest to the Fixed Account during the Guarantee Period. We will calculate the interest at a rate that is the higher of: (1) the current interest rate we use on the date of the application for the Guarantee Period selected; or (2) the current interest rate we use on the date we receive the proceeds. Proceeds that we receive more than 60 days after the date the application is signed will receive interest at the rate in effect on the date we receive the proceeds.

We will credit interest to the Fixed Account as of the date we receive such proceeds. The interest rate we use to calculate such interest will remain in effect for the duration of the Guarantee Period.

Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for that amount. That new Guarantee Period will earn a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Certificate.

We may offer one or more Guarantee Periods with a required dollar cost averaging feature. (See "Transfers.") Currently, we make available a one-year Guarantee Period and no others. However, we reserve the right to change the Guarantee Periods that we are making available at any time, except that we will always make available a one-year Guarantee Period.

USL'S MANAGEMENT MAKES THE FINAL DETERMINATION OF THE GUARANTEED INTEREST RATES TO BE DECLARED. USL CANNOT PREDICT OR ASSURE THE LEVEL OF ANY FUTURE GUARANTEED INTEREST RATES IN EXCESS OF THE MINIMUM GUARANTEED INTEREST RATE STATED IN YOUR CERTIFICATE.

You may obtain information concerning the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time from your sales representative or from the addresses or telephone numbers on the first page of this Prospectus.

                  CERTIFICATE ISSUANCE AND PURCHASE PAYMENTS

The minimum initial purchase payment is $2,000 for a Qualified Certificate and $5,000 for a Non-Qualified Certificate. The minimum subsequent purchase payment is $100. We reserve the right to modify these minimums at our discretion.

Your application to purchase a Certificate must be on a Written application that we provide and that you sign. USL and Van Kampen Funds, Inc., as distributor of the Certificates, may agree on a different medium or format for the application. When a purchase payment accompanies an application to purchase a Certificate and you have properly completed the application, we will either--

  . process the application, credit the purchase payment, and issue the Certificate, or

  . reject the application and return the purchase payment within two Valuation Dates after receipt of the application at our Administrative Center.

If you have not completed the application or have not completed it correctly, we will request additional documents or information within five Valuation Dates after receipt of the application at our Administrative Center.

If we have not received a correctly completed application within five Valuation Dates after receipt of the purchase payment at our Administrative Center, we will return the purchase payment immediately. However, you may specifically consent to our retaining the purchase payment until you complete the application. In that case, we will credit the initial purchase payment as of the end of the Valuation Period in which we receive, at our Administrative Center, the last information required to process the application.

We will credit subsequent purchase payments as of the end of the Valuation Period in which we receive them and any required Written information at our Administrative Center.

We reserve the right to reject any application or purchase payment for any reason.

If your Account Value in any Division falls below $500 because of a partial withdrawal from the Certificate, we reserve the right to transfer, without charge, the remaining balance to the Money Market Division.

If your Account Value in any Division falls below $500 because of a transfer to another Division or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the Division, Divisions or Fixed Account to which the transfer was made.

We will waive these minimum requirements for transfers under the Automatic Rebalancing program. (See "Automatic Rebalancing.")

If your total Account Value falls below $500, we may cancel the Certificate. We consider such a cancellation a full surrender of the Certificate. We will provide you with 60 days advance notice of any such cancellation.

So long as the Account Value does not fall below $500, you do not have to make further purchase payments. You may, however, elect to make subsequent purchase payments at any time prior to the Annuity Commencement Date, if the Owner and Annuitant are still living.

You should make checks for subsequent purchase payments payable to The United States Life Insurance Company in the City of New York and forward them directly to our Administrative Center. We also accept purchase payments by wire or by exchange from another insurance company. You may obtain further information about how to make purchase payments by either of these methods from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus.

You may make purchase payments pursuant to employer sponsored plans only with our agreement.

Your purchase payments begin to earn a return in the Divisions of the Separate Account or the Guarantee Periods of the Fixed Account as of the date we credit the purchase payments to your Certificate. In your application form, you select (in whole percentages) the amount of each purchase payment that you are allocating to each Division and Guarantee Period. You can change these allocation percentages at any time by Written notice to us.

We issue the Certificates under a group annuity master contract that we have issued to the trustee of a group trust. We established the group trust under Delaware law. The master contract provides for rights under the Certificates and further provides that nothing in the master contract will invalidate or impair any right granted to an Owner. The master contract does not provide any material ownership rights to the master contract owner and, in particular, does not authorize the master contract owner to surrender the master contract.

                              OWNER ACCOUNT VALUE

Before the Annuity Commencement Date, your Account Value under a Certificate is the sum of your Variable Account Value and Fixed Account Value, as discussed below.

VARIABLE ACCOUNT VALUE

As of any Valuation Date before the Annuity Commencement Date--

  . Your Variable Account Value is the sum of your Variable Account Values in each Division of the Separate Account.

  . Your Variable Account Value in a Division is the product of the number of your Accumulation Units in that Division multiplied by the value of one such Accumulation Unit as of that Valuation Date.

There is no guaranteed minimum Variable Account Value. To the extent that your Account Value is allocated to the Separate Account, you bear the entire investment risk.

We credit to you accumulation Units in a Division when you allocate purchase payments or transfer amounts to that Division. Similarly, we redeem Accumulation Units when you transfer or withdraw amounts from a Division or when we pay certain charges under the Certificate. We determine the value of these Accumulation Units at the end of the Valuation Date on which we make the credit or charge.

The value of an Accumulation Unit for a Division on any Valuation Date is equal to the previous value of that Division's Accumulation Unit multiplied by that Division's net investment factor for the Valuation Period ending on that Valuation Date.

The net investment factor for a Division is determined by dividing (1) the net asset value per share of the Series shares held by the Division, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made for the Series shares held by the Division during the current Valuation Period, by (2) the net asset value per share of the Series shares held in the Division determined at the end of the previous Valuation Period. We then subtract from that result a factor representing the mortality risk, expense risk and administrative expense charge.

FIXED ACCOUNT VALUE

As of any Valuation Date before the Annuity Commencement Date--

  . Your Fixed Account Value is the sum of your Fixed Account Value in each Guarantee Period.

  . Your Fixed Account Value in any Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period, less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.

USL guarantees the Fixed Account Value. Therefore, USL bears the investment risk for amounts allocated to the Fixed Account, except to the extent that USL may vary the Guaranteed Interest Rate for future Guarantee Periods (subject to the minimum Guaranteed Interest Rate stated in your Certificate).

            TRANSFER, AUTOMATIC REBALANCING, SURRENDER AND PARTIAL
                       WITHDRAWAL OF OWNER ACCOUNT VALUE

TRANSFERS

You can transfer your Account Value beginning 30 days after we issue your Certificate and before the Annuity Commencement Date. The following rules apply.

  . You may transfer your Account Value at any time among the available Divisions of the Separate Account and Guarantee Periods. Transfers will be effective at the end of the Valuation Period in which we receive your Written transfer request.

  . If a transfer causes your Account Value in any Division or Guarantee Period to fall below $500, we reserve the right to transfer the remaining balance in that Division or Guarantee Period in the same proportions as the transfer request.

  . You may make up to 12 transfers each Certificate Year without charge. We will charge you $25 for each additional transfer.

  . You may transfer no more than 25% of the Account Value you allocated to a Guarantee Period at its inception during any Certificate Year. This 25% limitation does not apply to transfers (1) within 15 days before or after the end of the Guarantee Period in which you held the transferred amounts, or (2) a renewal at the end of the Guarantee Period to the same Guarantee Period.

You may establish an automatic transfer plan. (We also refer to this plan as a dollar cost averaging plan.) The rules about transfers, which we describe above, will apply to this plan. Under this plan, we will automatically transfer amounts from the Money Market Division or the one-year Guarantee Period (or any other Guarantee Period that is available at that time) to one or more other Divisions. You will select--

  .  the amount we are to transfer under the plan;

  . the frequency of the transfers--either monthly, quarterly, semi-annually, or annually; and

  .  the duration of the plan.

We may also offer certain "special automatic transfer plans" to Owners who make new purchase payments. Under such plans, we will make equal monthly transfers over a period of time that we will determine. We may offer a higher Guaranteed Interest Rate under such a special automatic transfer plan than we would offer for another Guarantee Period of the same duration that is not offered under such a plan. Any such higher interest rate will reflect differences in costs or services and will not be unfairly discriminatory as to any person. Differences in costs or services will result from such factors as reduced sales expenses or administrative efficiencies related to transferring amounts to other Divisions on an automatic, rather than a discretionary, basis.

Transfers under any automatic transfer plan will--

  .  not count towards the 12 free transfers each Certificate Year,

  .  not incur a $25 charge,

  . not be subject to the 25% limitation on transfers from a Guarantee Period, and

  .  not be subject to the Account Value minimum requirement described above.

You may obtain additional information about how to establish an automatic transfer plan from your sales representative or from us at the telephone numbers and addresses on the first page of this Prospectus.

We have not designed the Certificates for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

AUTOMATIC REBALANCING

You may arrange for Automatic Rebalancing within the Separate Account if your Certificate has an Account Value of $25,000 and larger at the time we receive the application for Automatic Rebalancing. You may apply for Automatic Rebalancing either at issue or after issue, and you may subsequently discontinue it.

Under Automatic Rebalancing, we transfer funds among the Separate Account Divisions to maintain the percentage allocation you have selected among these Divisions. At your election, we will make these transfers on a quarterly, semi-annual or annual basis, measured from the Certificate Anniversary date. A Certificate Anniversary date that falls on the 29th, 30th, or 31st of the month will result in Automatic Rebalancing starting with the 1st of the next month.

Automatic Rebalancing does not permit transfers to or from any Guarantee Period. Transfers under Automatic Rebalancing will not count towards the 12 free transfers each Certificate Year and will not incur a $25 charge.

SURRENDERS AND PARTIAL WITHDRAWALS

At any time before the Annuity Commencement Date and while the Annuitant is still living, the Owner may make a full surrender from a Certificate, or make a partial withdrawal from a Certificate.

We will pay you the following upon full surrender:

  . your Account Value at the end of the Valuation Period in which we receive a Written surrender request,

  .  minus any applicable Surrender Charge,

  .  minus any uncollected Certificate Fee (see "Annual Certificate Fee"), and

  .  minus any applicable premium tax.

Our current practice is to require that you return the Certificate with any request for a full surrender.

After a full surrender, or if the Owner's Account Value falls to zero, all rights of the Owner, Annuitant or any other person under the Certificate will terminate. The Owner will, however have a right to reinvest the proceeds of the Certificate. (See "One-Time Reinvestment Privilege.")

All collateral assignees of record must consent to any full surrender or partial withdrawal.

Your Written request for a partial withdrawal should specify the Divisions of the Separate Account, or the Guarantee Periods of the Fixed Account, from which you wish to make the partial withdrawal. We will take the withdrawal pro rata from the Divisions and Guarantee Periods, if (1) you do not tell us how to make the withdrawal, or (2) we cannot make the withdrawal as you requested.

Partial withdrawal requests must be for at least $100 or, if less, all of your Account Value. If your remaining Account Value in a Division or Guarantee Period would be less than $500 as a result of the withdrawal (except for the Money Market Division), we reserve the right to transfer the remaining balance to the Money Market Division. We will do this without charge.

We will always pay you the amount of your partial withdrawal request.
Therefore, the value of your Accumulation Units and Fixed Account interests that we redeem will equal the amount of the withdrawal request, plus any applicable Surrender Charge and premium tax. You can also tell us to take Surrender Charges and premium tax from the amount you want withdrawn.

We also make available a systematic withdrawal plan. Under this plan, you may make automatic partial withdrawals in amounts and at periodic intervals that you specify. The terms and conditions that apply to other partial withdrawals will also apply to this plan. You may obtain additional information about how to establish a systematic withdrawal plan from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus. We reserve the right to modify or terminate the systematic withdrawal plan at any time.

The Code imposes a penalty tax on certain premature surrenders or withdrawals. See the "Federal Income Tax Matters" section for a discussion of this and other tax implications of total surrenders and systematic and other partial withdrawals. The Section also discusses tax withholding requirements.

                  ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS

ANNUITY COMMENCEMENT DATE

The Annuity Commencement Date may be any day of any month between the Annuitant's 50th and 90th birthday. You may select the Annuity Commencement Date in the Certificate application. You may also change a previously selected date any time before that date by submitting a Written request, subject to our approval.

See "Federal Income Tax Matters" for a discussion of the penalties that may result from distributions prior to the Annuitant's reaching age 59 1/2 under any Certificate or after April 1 of the year following the calendar year in which the Annuitant reaches age 70 1/2 under certain Qualified Certificates.

APPLICATION OF OWNER ACCOUNT VALUE

We will automatically apply your Variable Account Value in any Division to provide Variable Annuity Payments based on that Division and your Fixed Account Value to provide Fixed Annuity Payments. However, we will apply your Account Value in different proportions, if you give us Written instructions at least 30 days before the Annuity Commencement Date.

We deduct any applicable state and local premium taxes from the amount of Account Value that we apply to an Annuity Payment Option. In some cases, we may deduct a Surrender Charge from the amount we apply. (See "Surrender Charge.") Subject to any such adjustments, we apply your Variable and Fixed Account Values to an Annuity Payment Option, as discussed below, as of the end of the Valuation Period that contains the 10th day before the Annuity Commencement Date.

FIXED AND VARIABLE ANNUITY PAYMENTS

We will determine your first monthly Fixed or Variable Annuity Payment using the annuity tables in the Certificate and the amount of your Account Value that is applied to provide the Fixed or Variable Annuity Payments.

We determine the amount of each monthly Fixed Annuity Payment thereafter based on the terms of the Annuity Payment Option selected.

We determine the amount of each monthly Variable Annuity Payment thereafter as follows:

  . We convert the Account Value that we apply to provide Variable Annuity Payments to a number of Annuity Units. We do this by dividing the amount of the first Variable Annuity Payment by the value of an Annuity Unit of a Division as of the end of the Valuation Period that includes the 10th day prior to the Annuity Commencement Date. This number of Annuity Units remains constant for any Annuitant.

  . We determine the amount of each subsequent Variable Annuity Payment by multiplying the number of Annuity Units by the value of an Annuity Unit as of the end of the Valuation Period that contains the 10th day prior to the date of each payment.

  . If we base the Variable Annuity Payments on more than one Division, we perform these calculations separately for each Division.

  . The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period, multiplied by the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Certificate's annuity tables.

The Certificate's annuity tables use a 3.5% assumed interest rate. A Variable Annuity Payment based on a Division will be greater than the previous month, if the Division's investment return for the month is at an annual rate greater than 3.5%. Conversely, a Variable Annuity Payment will be less than the previous month, if the Division's investment return is at an annual rate less than 3.5%.

ANNUITY PAYMENT OPTIONS

Sixty to 90 days before the Scheduled Annuity Commencement Date, we will (1) notify you that the Certificate is scheduled to mature, and (2) request that you select an Annuity Payment Option.

If you have not selected an Annuity Payment Option ten days prior to the Annuity Commencement Date, we will proceed as follows--

  . we will extend the Annuity Commencement Date to the Annuitant's 90th birthday, if the scheduled Annuity Commencement Date is any date prior to the Annuitant's 90th birthday; or

  . we will pay the Account Value, less any applicable charges and premium taxes, in one sum to you, if the scheduled Annuity Commencement Date is the Annuitant's 90th birthday.

The Code imposes minimum distribution requirements on the Annuity Payment Option you choose in connection with Qualified Certificates. (See "Federal Income Tax Matters.") We are not responsible for monitoring or advising Owners whether they are meeting the minimum distribution requirements, unless we have received a specific Written request to do so.

You may elect an Annuity Payment Option only if the initial annuity payment meets the following minimum requirements--

  . where you elect only Fixed or Variable Annuity Payments, the initial payment must be at least $20; or

  . where you elect a combination of Variable and Fixed Annuity Payments, the initial payment must be at least $10 on each basis.

If the initial annuity payment falls below these amounts, we will reduce the frequency of annuity payments. If the initial payment still falls below these amounts, we will make a single payment to the Annuitant or other properly designated payee equal to your Account Value. We will deduct any applicable Surrender Charge, uncollected Annual Certificate Fee and premium tax.


You may elect the annuity option that will apply for payments to a Beneficiary, if you or the Annuitant dies. If you have not made this election, the Beneficiary may do so within 60 days after your or the Annuitant's death. (See "Death Proceeds.") Thereafter, the Beneficiary will have all the remaining rights and powers under the Certificate and be subject to all of its terms and conditions. We will make the first annuity payment at the beginning of the second month following the month in which we approve the settlement request. We will credit Annuity Units based on Annuity Unit Values at the end of the Valuation Period that contains the 10th day prior to the beginning of that second month.

When an Annuity Payment Option becomes effective, you must deliver the Certificate to our Administrative Center, in exchange for a payment contract providing for the option elected.

We provide information about the relationship between the Annuitant's gender and the amount of annuity payments, including any requirements for gender-neutral annuity rates and in connection with certain employee benefit plans under "Gender of Annuitant" in the Statement. (See "Contents of Statement of Additional Information.")

OPTION 1 - LIFE ANNUITY - We make annuity payments monthly during the lifetime of the Annuitant. These payments stop with the last payment due before the death of the Annuitant. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment, if the Annuitant dies before the second annuity payment.

OPTION 2 - LIFE ANNUITY WITH 120, 180, OR 240 MONTHLY PAYMENTS CERTAIN - We make annuity payments monthly during the lifetime of an Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period.

OPTION 3 - JOINT AND LAST SURVIVOR LIFE ANNUITY - We make annuity payments monthly during the lifetime of the Annuitant and another payee and during the lifetime of the survivor of the two. We stop making payments with the last payment before the death of the survivor. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment if both die before the second annuity payment. The election of this option is ineffective if either one dies before the Annuity Commencement Date. In that case, the survivor becomes the sole Annuitant, and we do not pay death proceeds because of the death of the other Annuitant.

OPTION 4 - PAYMENTS FOR A DESIGNATED PERIOD - We make annuity payments monthly to an Annuitant or other properly-designated payee, or at his or her death, to the Beneficiary, for a selected number of years ranging from five to 40. If this option is selected on a variable basis, the designated period may not exceed the life expectancy of the Annuitant or other properly-designated payee.

OPTION 5 - PAYMENTS OF A SPECIFIC DOLLAR AMOUNT - We pay the amount due in equal monthly installments of a designated dollar amount until the remaining balance is less than the amount of one installment. The amount of each installment may not be less than $125 or more than $200 each year per $1,000 of the original amount due. If the person receiving these payments dies, we continue to make the remaining payments to the Beneficiary. Payments under this option are available on a fixed basis only. To determine the remaining balance at the end of any month, we decrease the balance at the end of the previous month by the amount of any installment paid during the month. We then apply, to the remainder, interest at a rate not less than 3.5% compounded annually. If the remaining balance at any time is less than the amount of one installment, we will pay the balance as the final payment under the option.

We make no mortality guarantee under Option 4. However, we reduce Variable Annuity Payments as a result of a charge to the Separate Account that is partially for mortality risks. (See "Charge to the Separate Account.")

A payee receiving Variable (but not Fixed) Annuity Payments under Option 4 can elect at any time to commute (terminate) the option and receive the current value of the annuity in a single sum. The current value of an annuity under Option 4 is the value of all remaining annuity payments, assumed to be level, discounted to present value at an annual rate of 3.5%. We calculate that value the next time we determine values after receiving your Written request for payment. The election of a single sum payment under Option 4 is the only way you may terminate any Annuity Payment Option once annuity payments have started.

The Code may treat the election of Option 4 or Option 5 in the same manner as a surrender of the total account. For tax consequences of such treatment, see "Federal Income Tax Matters." In addition, the Code may not give tax-deferred treatment to subsequent earnings.

ALTERNATIVE AMOUNT UNDER FIXED LIFE ANNUITY OPTIONS - In the case of Fixed Annuity Payments under one of the first three Annuity Payment Options described above, we make a special election available. In that case, the Owner (or the Beneficiary, if the Owner has not elected a payment option) may elect monthly payments based on single payment immediate fixed annuity rates we offer at that time. This provision allows the Annuitant or other properly-designated payee to receive the fixed annuity purchase rate in effect for new single payment immediate annuity certificates, if it is more favorable.

In place of monthly payments, you may elect payments on a quarterly, semi-annual or annual basis. In that case, we determine the amount of each annuity payment on a basis consistent with that described above for monthly payments.

TRANSFERS

After the Annuity Commencement Date, the Annuitant or other properly designated payee may make one transfer every 180 days among the available Divisions of the Separate Account or from the Divisions to a Fixed Annuity Payment Option. We will assess no charge for the transfer. We do not permit transfers from a Fixed to a Variable Annuity Payment Option. If a transfer causes the value in any Division to fall below $500, we reserve the right to transfer the remaining balance in that Division in the same proportion as the transfer request. We make transfers effective at the end of the Valuation Period in which we receive the Written transfer request at our Administrative Center. We reserve the right to terminate or restrict transfers at any time.


                                DEATH PROCEEDS

DEATH PROCEEDS BEFORE THE ANNUITY COMMENCEMENT DATE

The death proceeds described below are payable to the Beneficiary under the Certificate if any of the following events occurs before the Annuity Commencement Date:

  . the Annuitant dies, and no Contingent Annuitant has been named under a Non-Qualified Certificate;

  . the Annuitant dies, and we also receive proof of death of any named Contingent Annuitant; or

  . the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Certificate dies, regardless of whether the deceased Owner was also the Annuitant. (However, if the Beneficiary is the Owner's surviving spouse, or the Owner's surviving spouse is a joint Owner, the surviving spouse may elect to continue the Certificate as described later in this Section).

If the deceased Owner was a joint Owner, we will pay the death proceeds to the surviving joint Owner. In this case, we will treat the surviving joint Owner as the Beneficiary, and we will not recognize any other designation of Beneficiary. However, joint Owners may provide written instructions to pay death proceeds in a different manner.

The death proceeds, prior to deduction of any applicable premium taxes, will equal the greatest of--

  . the sum of all net purchase payments made (less any premium taxes we deducted previously and all prior partial withdrawals);

  . the Owner's Account Value as of the end of the Valuation Period in which we receive, at our Administrative Center, proof of death and the Written request as to the manner of payment; or

  .  the highest anniversary value prior to the date of death, as defined below.

The highest anniversary value prior to the date of death will be determined as follows:

  . First, we will calculate the Account Values at the end of each of the past Certificate Anniversaries that occurred before the deceased's 81st birthday;

  . Second, we will increase each of the Account Values by the amount of net purchase payments the Owner has made since the end of such Certificate Years; and

  . Third, we will reduce the result by the amount of any withdrawals the Owner has made since the end of such Certificate Years.

The highest anniversary value will be an amount equal to the highest of such values. However, we will not calculate the highest anniversary value after the 81st birthday. Net purchase payments are purchase payments less applicable premium tax.

We will pay the death proceeds to the Beneficiary as of the date the proceeds become payable. Such date is the end of the Valuation Period in which we receive--

  .  proof of the Owner's or Annuitant's death, and

  .  a Written request from the Beneficiary specifying the manner of payment.

If the Owner has not already done so, the Beneficiary may, within 60 days after the date the death proceeds become payable, elect to receive the death proceeds as (1) a single sum or (2) in the form of one of the Annuity Payment Options provided in the Certificate. (See "Annuity Payment Options.") If we do not receive a request specifying the manner of payment, we will make a single sum payment, based on values we determine at that time.

If the Owner under a Non-Qualified Certificate dies before the Annuity Commencement Date, we will distribute all amounts payable under the Certificate in accordance with the following rules:

  .  We will distribute all amounts--

  (a)  within five years of the date of death, or

  (b) if the Beneficiary elects, as annuity payments, beginning within one year of the date of death and continuing over a period not extending beyond the life or life expectancy of the Beneficiary.

  . If the Beneficiary is the Owner's surviving spouse, the spouse may elect to continue the Certificate as the new Owner. If the original Owner was the Annuitant, the surviving spouse may also elect to become the new Annuitant. This election is also available to the surviving spouse who is a joint Owner, even if the surviving spouse is not the Beneficiary. In this case, we will treat the surviving spouse as the Beneficiary, and we will not recognize any other designation of Beneficiary.

  . If the Owner is not a natural person, these distribution requirements apply at the death of the primary Annuitant, within the meaning of the Code. Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Certificates.

Failure to satisfy the requirements described in this Section may result in serious adverse tax consequences.

DEATH PROCEEDS AFTER THE ANNUITY COMMENCEMENT DATE

If the Annuitant dies after the Annuity Commencement Date, the amounts payable to the Beneficiary or other properly designated payee are any continuing payments under the Annuity Payment Option in effect. (See "Annuity Payment Options.") In such case, the payee will:

  .  have all the remaining rights and powers under a Certificate, and

  .  be subject to all the terms and conditions of the Certificate.

Also, if the Annuitant dies after the Annuity Commencement Date, no previously named Contingent Annuitant can become the Annuitant.

If the payee under a Non-Qualified Certificate dies after the Annuity Commencement Date, we will distribute any remaining amounts payable under the terms of the Annuity Payment Option at least as rapidly as under the method of distribution in effect when the payee dies. If the payee is not a natural person, this requirement applies upon the death of the primary Annuitant, within the meaning of the Code.

Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Certificates.

Failure to satisfy requirements described in this Section may result in serious adverse tax consequences.

PROOF OF DEATH

We accept the following as proof of any person's death:

  .  a certified death certificate;

  . a certified decree of a court of competent jurisdiction as to the finding of death;

  . a written statement by a medical doctor who attended the deceased at the time of death; or

  .  any other proof satisfactory to us.

Once we have paid the death proceeds, the Certificate terminates, and our obligations are complete.

                        CHARGES UNDER THE CERTIFICATES

PREMIUM TAXES

When applicable, we will deduct premium taxes imposed by certain states. We may deduct such amount either at the time the tax is imposed or later. We may deduct the amount as follows:

  .  from purchase payment(s) when received;

  .  from the Owner's Account Value at the time annuity payments begin;

  .  from the amount of any partial withdrawal; or

  . from proceeds payable upon termination of the Certificate for any other reason, including death of the Owner or Annuitant, or surrender of the Certificate.

If premium tax is paid, USL may reimburse itself for the tax when making the deduction under the second, third, and fourth items on the list immediately above, by multiplying the sum of Purchase Payments being withdrawn by the applicable premium tax percentage.

Applicable premium tax rates depend upon the Owner's then-current place of residence. Applicable rates currently range from 0% to 3.5%. The rates are subject to change by legislation, administrative interpretations, or judicial acts. We will not make a profit on this charge.

SURRENDER CHARGE

The Surrender Charge reimburses us for part of our expenses in distributing the Certificates. We believe, however, that the amount of our expenses will exceed the amount of revenues generated by the Surrender Charge. We will pay for extra expenses out of our general surplus, which might include profits from the charge for the assumption of mortality and expense risks.

Unless a withdrawal is exempt from the Surrender Charge (as discussed below), the Surrender Charge is a percentage of the amount of each purchase payment that you withdraw during the first seven years after we receive that purchase payment. The percentage declines depending on how many years have passed since we originally credited the withdrawn purchase payment to your Account Value, as follows:

                                   Surrender Charge as a
       Year of Purchase            Percentage of Purchase
       Payment Withdrawal          Payment Withdrawn
       ------------------          ----------------------

            1st                             6%
            2nd                             6%
            3rd                             5%
            4th                             5%
            5th                             4%
            6th                             3%
            7th                             2%
            Thereafter                      0%

In computing the Surrender Charge, we deem withdrawals from your Account Value to consist first of purchase payments, in order of contribution, followed by any amounts in excess of purchase payments. The Surrender Charge will apply to the following transactions, which we consider to be withdrawals:

     .  total surrender;

     .  partial withdrawal;

     .  commencement of an Annuity Payment Option; and

     .  termination due to insufficient Account Value.

The Surrender Charge will not apply to withdrawals in the following circumstances:

     . the amount of withdrawals that exceeds the cumulative amount of your purchase payments;

     .  death of the Annuitant, at any age, after the Annuity Commencement Date;

     . death of the Annuitant, at any age, prior to the Annuity Commencement Date, provided no Contingent Annuitant survives;

     . death of the Owner, including the first to die in the case of joint Owners of a Non-Qualified Certificate;

     . annuitization over at least five years, or life contingent annuitization where the life expectancy is at least five years;

     .  within the 30-day window under the One-Time Reinvestment Privilege;

     . the surrender of a Certificate, or the withdrawal of Certificate Value (limited to the Variable Account Value and the one year Guarantee Period) of a Certificate, issued to owners who are bona fide full-time employees of USL at the time they purchased a Certificate;

     . the portion of your first withdrawal or total surrender in any Certificate Year that does not exceed 15% of the amount of your purchase payments that (1) have not previously been withdrawn and (2) have been credited to the Certificate for at least one year. (If you make multiple withdrawals during a Certificate Year, we will recalculate the amount eligible for the free withdrawal at the time of each withdrawal. After the first Certificate Year, you may make non-automatic and automatic withdrawals in the same Certificate Year subject to the 15% limitation. For withdrawals under a systematic withdrawal plan, Purchase Payments credited for 30 days or more are eligible for the 15% free withdrawal); and

     . any amounts withdrawn that are in excess of the amount permitted by the 15% free withdrawal privilege, described above, if you are withdrawing the amounts to obtain or retain favorable tax treatment. (For example, under certain circumstances the income and estate tax benefits of a charitable remainder trust may be available only if you withdraw assets from a Certificate funding the trust more rapidly than the 15% free withdrawal privilege permits. This exception is subject to our approval.)

Upon selection of an annuity option that does not qualify for a Surrender Charge exception above, we use the full amount of the Owner's Account Value to pay for the annuity option. The amount we use will be the greater of:

     . the amount payable to the Owner upon full surrender of a Certificate (see "Surrenders and Partial Withdrawals"), or

     . 95% of what the amount payable to the Owner upon full surrender of a Certificate would be without a Surrender Charge.

We do not consider a free withdrawal under any of the foregoing Surrender Charge exceptions to be a withdrawal of purchase payments, except for purposes of computing the 15% free withdrawal described in the preceding paragraph. The Code may impose a penalty on distributions if the recipient is under age 59 1/2. (See "Penalty Tax on Premature Distributions.")

TRANSFER CHARGES

We describe the charges to pay the expense of making transfers under "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers" and "Annuity Period and Annuity Payment Options - Transfers." These charges are not designed to yield a profits.

ANNUAL CERTIFICATE FEE

We will deduct an Annual Certificate Fee of $30 from your Account Value at the end of each Certificate Year prior to the Annuity Commencement Date. This Fee is for administrative expenses (which do not include expenses of distributing the Certificates). We do not expect the revenues we derive from this Fee to exceed the expenses. Unless paid directly, the Fee will be allocated among the Guarantee Periods and Divisions in proportion to your Account Value in each. We will deduct the entire Fee for the year from the proceeds of any full surrender. We reserve the right to waive the Fee.

CHARGE TO THE SEPARATE ACCOUNT

We assess Separate Account assets a daily charge at an annualized rate of 1.40% of the average daily net asset value of the Separate Account attributable to the Certificates. This charge (1) offsets other administrative expenses not covered by the Annual Certificate Fee discussed above and (2) compensates us for assuming mortality and expense risks under the Certificates. The 1.40% charge divides into .15% for administrative expenses and 1.25% for the assumption of mortality and expense risks.

We do not expect to earn a profit on that portion of the charge that is for administrative expenses. However, we do expect to derive a profit from the portion that is for the assumption of mortality and expense risks. There is no necessary relationship between the amount of administrative charges deducted for a given Certificate and the amount of expenses actually attributable to that Certificate.

In assuming the mortality risk, we incur the risks that

     .  our actuarial estimate of mortality rates may prove erroneous,

     .  Annuitants will live longer than expected, and

     . more Owners or Annuitants than expected will die at a time when the death benefit we guarantee is higher than the net surrender value of their interests in the Certificates.

In assuming the expense risk, we incur the risk that the revenues from the expense charges under the Certificates (charges that we guarantee will not increase) will not cover our expense of administering the Certificates.

MISCELLANEOUS

Each Series pays charges and expenses out of its assets. The prospectus for each Series describes the charges and expenses.

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the Certificates.

SYSTEMATIC WITHDRAWAL PLAN

You may make automatic partial withdrawals, at periodic intervals, through a systematic withdrawal program. Minimum payments are $100. You may choose from payment schedules of monthly, quarterly, semi-annual, or annual payments. You may start, stop, increase, or decrease payments. You may elect to (1) start withdrawals as early as 30 days after the issue date of the Certificate and (2) take withdrawals from the Fixed Account or any Division. Systematic withdrawals are subject to the terms and conditions applicable to other partial withdrawals, including Surrender Charges and exceptions to Surrender Charges.

ONE-TIME REINVESTMENT PRIVILEGE

If the Account Value is at least $500, you may elect to reinvest all of the proceeds that you liquidated from the Certificate within the previous 30 days. In this case, we will credit the Surrender Charge and the Annual Certificate Fee, if a new Annual Certificate Fee is not then due, back to the Certificate. We will reinvest the proceeds at the value we next compute following the date of receipt of the proceeds. Unless you request otherwise, we will allocate the proceeds among the Divisions and Guarantee Periods in the same proportions as prior to surrender. You may use this privilege only once.

REDUCTION IN SURRENDER CHARGES OR ADMINISTRATIVE CHARGES

We may reduce the Surrender Charges or administrative charges imposed under certain Qualified Certificates for employer sponsored plans. Any such reductions will reflect differences in costs or services and will not be unfairly discriminatory as to any person. Differences in costs and services result from factors such as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform.

                       OTHER ASPECTS OF THE CERTIFICATES

Only an officer of USL can agree to change or waive the provisions of any Certificate. The Certificates are non-participating, which means they are not entitled to share in any dividends, profits or surplus of USL.

OWNERS, ANNUITANTS, AND BENEFICIARIES; ASSIGNMENTS

You, as the Owner of a Certificate, will be the same as the Annuitant, unless you choose a different Annuitant when you purchase a Certificate. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Certificate. You choose the Annuitant and any Contingent Annuitant in the application for a Certificate and may not change that choice.

You choose the Beneficiary and any Contingent Beneficiary when you purchase a Certificate. You may change a Beneficiary or Contingent Beneficiary prior to the Annuity Commencement Date, while the Annuitant is still alive. The payee may make this change after the Annuity Commencement Date.

We will make any designation of a new Beneficiary or Contingent Beneficiary effective as of the date it is signed. However, the change in designation will not affect any payments we make or action we take before we receive the Written request. We also need the Written consent of any irrevocably-named Beneficiary or Contingent Beneficiary before we make a change. Under certain retirement programs, the law may require spousal consent to name or change a Beneficiary to a person other than the spouse. We are not responsible for the validity of any designation of a Beneficiary or Contingent Beneficiary.

If the Beneficiary or Contingent Beneficiary is not living at the time we are to make any payment, you as the Owner will be the Beneficiary. If you are not then living, your estate will be the Beneficiary.

In the case of joint ownership, we will treat the surviving joint Owner as the Beneficiary upon the death of a joint Owner. We will not recognize any other designation of Beneficiary, unless joint Owners provide written instructions to pay death proceeds in a different manner.

Owners and other payees may assign their rights under Qualified Certificates only in certain narrow circumstances referred to in the Certificates. Owners and other payees may assign their rights under Non-Qualified Certificates, including their ownership rights. We take no responsibility for the validity of any assignment. Owners must make a change in ownership rights in Writing and send a copy to our Administrative Center. We will make the change effective on the date it was made. However, we are not bound by a change until the date we record it. The rights under a Certificate are subject to any assignment of record at our Administrative Center. An assignment or pledge of a Certificate may have adverse tax consequences. (See "Federal Income Tax Matters.")

REPORTS

We will mail to Owners (or anyone receiving payments following the Annuity Commencement Date), any reports and communications required by applicable law. We will mail to the last known address of record. You should, therefore, give us prompt written notice of any address change.

RIGHTS RESERVED BY US

Upon notice to the Owner, we may modify a Certificate to the extent necessary in order to:

     . operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law;

     . transfer any assets in any Division to another Division, or to one or more separate accounts, or the Fixed Account;

     . add, combine or remove Divisions in the Separate Account, or combine the Separate Account with another separate account;

     .  add, restrict or remove Guarantee Periods of the Fixed Account;

     .  make any new Division available to you on a basis we determine;

     . substitute, for the shares held in any Division, the shares of another Series or the shares of another investment company or any other investment permitted by law;

     . make any changes required by the Code or by any other law, regulation or interpretation in order to continue treatment of the Certificate as an annuity;

     . commence deducting premium taxes or adjust the amount of premium taxes deducted in accordance with state law that applies; or

     .  make any changes required to comply with the rules of any Series.

When required by law, we will obtain (1) your approval of changes and (2) the approval of any appropriate regulatory authority.

PAYMENT AND DEFERMENT

We will normally pay amounts surrendered or withdrawn from a Certificate within seven calendar days after the end of the Valuation Period in which we receive the Written surrender or withdrawal request at our Administrative Center. A Beneficiary may request the manner of payment of death proceeds within 60 days after the death proceeds become payable. If we do not receive a Written request specifying the manner of payment, we will pay the death benefit as a single sum, normally within seven calendar days after the end of the Valuation Period that contains the last day of the 60 day period. We reserve the right, however, to defer payments or transfers out of the Fixed Account Value for up to six months. Also, we reserve the right to defer payment of that portion of your Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Finally, we reserve the right to defer payment of any surrender, annuity payment, or death proceeds out of the Variable Account Value if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the Variable Account Value; or

     . the Securities and Exchange Commission by order permits the delay for the protection of Owners.

We may also postpone transfers and allocations of Account Value among the Divisions and the Fixed Account under these circumstances.

                          FEDERAL INCOME TAX MATTERS

GENERAL

We cannot comment on all of the federal income tax consequences associated with the Certificates. Federal income tax law is complex. Its application to a particular person may vary according to facts peculiar to the person. Consequently, we do not intend for you to take this discussion as tax advice. You should consult with a competent tax adviser before purchasing a Certificate.

We base this discussion on our understanding of the law, regulations and interpretations existing on the date of this Prospectus. Congress, in the past, has enacted legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets and may do so again in the future. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. The courts may also interpret the tax law in ways that affect the tax treatment of annuities. Any such change could have a retroactive effect. We suggest that you consult your legal or tax adviser on these issues.

The discussion does not address state or local tax, estate and gift tax, or social security tax consequences associated with the Certificates.

NON-QUALIFIED CERTIFICATES

Purchase Payments. Purchasers of a Certificate that does not qualify for special tax treatment and is therefore "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

Tax Deferral Prior to Annuity Commencement Date. Owners who are natural persons are not taxed currently on (1) increases in their Account Value resulting from interest earned in the Fixed Account, or (2) the investment experience of the Separate Account so long as the Separate Account complies with certain diversification requirements. These requirements mean that the Separate Account must invest in Series that are "adequately diversified" in accordance with Treasury Department regulations. We do not control the Series, but we have received commitments from the investment advisers to the Series to use their best efforts to operate the Series in compliance with these diversification requirements. A Certificate investing in a Series that failed to meet the diversification requirements would subject Owners to current taxation of income in the Certificate for the period of such diversification failure (and any subsequent period). Income means the excess of the Account Value over the Owner's investment in the Certificate (discussed below).

Control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the owners of the Separate Account's assets for tax purposes. However, current regulations do not provide guidance as to how to avoid this result. We reserve the right to amend the Certificates in any way necessary to avoid this result. The Treasury Department has stated that it may establish standards through regulations or rulings. These standards may apply only prospectively, although they could apply retroactively if the Treasury Department considers the standards not to reflect a new position.

Owners that are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value, unless an exception applies. Exceptions apply for, among other things, Owners that are not natural persons but that hold a Certificate as an agent for a natural person.

Taxation of Annuity Payments.   Part of each annuity payment received after the
Annuity Commencement Date is excludible from gross income.

In the case of Fixed Annuity Payments, the excludible portion is found by multiplying

     .  the amount paid by

     . the ratio of the investment in the Certificate (discussed below) to the expected return under the Fixed Annuity Payment Option.

In the case of Variable Annuity Payments, the excludible portion is the investment in the Certificate divided by the number of expected payments.

In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Certificate has been reduced to zero, are included in the payee's income. Should annuity payments stop on account of the death of the Annuitant before the investment in the Certificate has been fully paid out, the payee is allowed a deduction for the unpaid amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a Beneficiary, that Beneficiary may receive the balance of the total investment as payments are made or on the Beneficiary's final tax return. An Owner's "investment in the Certificate" is the amount equal to the portions of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Certificate that were not included in income.

Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from a Certificate are includible in income to the extent that the Owner's Account Value exceeds the investment in the Certificate. In the event you surrender a Certificate in its entirety, any amount you receive in excess of the investment in the Certificate is includible in income, and any remaining amount received is excludible from income. All annuity contracts or Certificates we issue to the same Owner during any calendar year are aggregated for purposes of determining the amount of any distribution that is includible in gross income.

Penalty Tax on Premature Distributions. A penalty tax is imposed on distributions under a Certificate equal to 10% of the amount includible in income. The penalty tax will not apply, however, to distributions:

     .  made on or after the recipient reaches age 59 1/2,

     .  on account of the recipient's becoming disabled,

     . that are made after the death of the Owner prior to the Annuity Commencement Date or the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), or

     . that are part of a series of substantially equal periodic payments made over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the Beneficiary.

Premature distributions may result, for example, from an early Annuity Commencement Date, an early surrender, partial withdrawal from a Certificate or assignment of a Certificate, or the early death of an Annuitant, unless the third clause listed above applies.

Payment of Death Proceeds. Special rules apply to the distribution of any death proceeds payable under the Certificate. (See "Death Proceeds.")

Assignments and Loans. An assignment, loan, or pledge under a Non-Qualified Certificate is taxed in the same manner as a partial withdrawal, as described above. Repayment of a loan or release of an assignment or pledge is treated as a new purchase payment.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAs")

Purchase Payments. Individuals who are not active participants in a tax qualified retirement plan may, in any year, deduct from their taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $30,000 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $40,000 will not be able to deduct purchase payments. For those with adjusted gross income in the range between $30,000 and $40,000, the deduction decreases to zero, based on the amount of income. Beginning in 1999, that income range will increase, as follows:

-----------------------------------------------------------------------------------------------------------------
  1999           2000           2001           2002           2003           2004           2005 and
                                                                                            thereafter
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
$31,000 to     $32,000 to     $33,000 to     $34,000 to     $40,000 to     $45,000 to     $50,000 to
$41,000        $42,000        $43,000        $44,000        $50,000        $55,000        $60,000
-----------------------------------------------------------------------------------------------------------------

Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $50,000 and $60,000, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000. Beginning in 1999, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                                                       2007 and
  1999         2000         2001         2002         2003         2004         2005        2006       thereafter

-----------------------------------------------------------------------------------------------------------------
$51,000      $52,000      $53,000      $54,000      $60,000      $65,000      $70,000      $75,000      $80,000
  to           to           to           to           to           to           to           to           to
$61,000      $62,000      $63,000      $64,000      $70,000      $75,000      $80,000      $85,000      $100,000
-----------------------------------------------------------------------------------------------------------------

A married individual filing a joint tax return, who is not an active participant in a tax-qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. For the individual, the adjusted gross income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

Tax Free Rollovers.  Amounts may be transferred, in a tax-free rollover, from
(1) a tax-qualified plan to an IRA or (2) from one IRA to another IRA if, the transfer meets certain conditions. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of:

     .  annuities paid over a life or life expectancy,

     .  installments for a period of ten years or more, and

     .  required minimum distributions under section 401(a)(9) of the Code.

Rollovers may be accomplished in two ways. First, we may pay an eligible rollover distribution directly to an IRA (a "direct rollover"). Second, we may pay the distribution directly to the Annuitant and then, within 60 days of receipt, the Annuitant may roll the amount over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

Distributions from an IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipients' income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be included in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

     . distributions that are part of a series of substantially equal periodic payments made over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Beneficiary;

     . distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor, subject to a $10,000 lifetime maximum; and

     . distributions for higher education expenses for the individual, a spouse, children, or grandchildren.

Distributions of minimum amounts required by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant reaches age 70 1/2. Additional distribution rules apply after the death of the Annuitant. These rules are similar to those governing distributions on the death of an Owner (or other payee during the Annuity Period) under a Non-Qualified Contract. (See "Death Proceeds.") Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

ROTH IRAS

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This permitted contribution is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $15,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. For rollovers in 1998, the individual may pay that tax ratably in 1998 and over the succeeding three years. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Qualified distributions from Roth IRAs are entirely tax free. A qualified distribution requires that (1) the individual has held the Roth IRA for at least five years and (2) the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase. Qualified Distributions are subject to a $10,000 lifetime maximum for the individual, a spouse, child, grandchild, or ancestor.

SIMPLIFIED EMPLOYEE PENSION PLANS

Employees and employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if they meet certain requirements. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee. However, total employer contributions are limited to 15% of an employee's compensation or $30,000, whichever is less.

SIMPLE RETIREMENT ACCOUNTS

Employees and employers may establish an IRA plan known as a simple retirement account ("SRA"), if they meet certain requirements. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $6,000 a year. The employer must, in general, make a fully vested matching contribution for employee deferrals up to 3% of compensation.

OTHER QUALIFIED PLANS

Purchase Payments. Purchase payments made by an employer under a pension, profit-sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. The purchase payments are also excluded from the current income of the employee.

Distributions Prior to the Annuity Commencement Date. Purchase payments includible in an employee's taxable income (less any amounts previously received that were not includible in the employee's taxable income) represent the employee's "investment in the Certificate." Amounts received prior to the Annuity Commencement Date under a Certificate in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Certificate and other amounts. A lump-sum distribution will not be includible in income in the year of distribution, if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Certificate), to another tax-qualified plan, to an individual retirement account or an IRA in accordance with the rollover rules under the Code. However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. (See "Tax Free Rollovers.") Special tax treatment may be available in the case of certain lump-sum distributions that are not rolled over to another plan or IRA.

A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are:

     . part of a series of substantially equal periodic payments beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the Beneficiary;

     . made after the employee's separation from service on account of early retirement after retaining age 55; or

     . made to an alternate payee pursuant to a qualified domestic relations order.

Annuity Payments.  A portion of annuity payments received under Certificates for section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with Variable Annuity Payments, under "Non-Qualified Contracts - Taxation of Annuity Payments." The difference is that, here, the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts required by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee reaches age
70 1/2 (or retires, if later). Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

Self-Employed Individuals. Various special rules apply to tax-qualified plans established by self-employed individuals.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

Purchase Payments. Private taxable employers may establish unfunded, Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors.

These types of programs allow individuals to defer (1) receipt of up to 100% of compensation that would otherwise be includible in income and, therefore, (2) payment of federal income taxes on the amounts, as well as the earnings on those amounts. Purchase payments made by the employer, however, are not immediately deductible by the employer, and the employer is currently taxed on any increase in Account Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Certificate is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Certificate and is entitled only to payment from the employer's general assets in accordance with plan provisions.

Taxation of Distributions. Amounts that an individual receives from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

Amounts distributed from a Certificate, to the extent includible in taxable income, are subject to federal income tax withholding. The payee may, however, elect to have no income tax withheld by submitting a withholding exemption certificate to us.

In some cases, if you own more than one Qualified annuity contract or certificate, the contracts or certificates may be considered together to determine whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. You may rely on distributions from another annuity contract or certificate to satisfy the minimum distribution requirement under a Qualified Certificate we issued. However, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Certificate.

TAXES PAYABLE BY USL AND THE SEPARATE ACCOUNT

USL is taxed as a life insurance company under the Code. The operations of the Separate Account are part of the total operations of USL and are not taxed separately. Under existing federal income tax laws, USL is not taxed on investment income derived by the Separate Account (including realized and unrealized capital gains) with respect to the Certificates. USL reserves the right to allocate to the Certificates any federal, state or other tax liability that may result in the future from maintenance of the Separate Account or the Certificates.

Certain Series may elect to pass through to USL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld that the Series also pass through. These credits may provide a benefit to USL.

                           DISTRIBUTION ARRANGEMENTS

Individuals who sell the Certificates will be licensed by state insurance authorities as agents of USL. The individuals will also be registered representatives of (1) American General Securities Incorporated ("AGSI"), the principal underwriter of the Certificates, (2) Van Kampen Funds Inc. ("VK Funds"), or (3) other broker-dealer firms. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation. AGSI, VK Funds and any non-exempt broker-dealer firms are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as broker-dealers and are members of the National Association of Securities Dealers, Inc.

AGSI is an affiliate of USL. AGSI's principal business address is 2727 Allen Parkway, Houston, Texas 77019-2191.

USL offers the Certificates on a continuous basis. AGSI and VK Funds have entered into certain revenue and cost-sharing arrangements in connection with marketing the Certificates.

USL compensates VK Funds and other broker-dealers that sell the Certificates according to one or more compensation schedules. The schedules provide for commissions of up to 6.0% of purchase payments that Owners make. USL also has agreed to pay VK Funds for its promotional activities, such as solicitation of selling group agreements between broker-dealers and USL, agent appointments with USL, printing and development of sales literature to be used by USL appointed agents and related marketing support, and related special promotional campaigns. From time to time, VK Funds may engage in special promotions where VK Funds pays additional compensation to one or more of the broker-dealers that sell the Certificates. None of these distribution expenses results in any additional charges under the Certificates that are not described under "Charges under the Certificates."

                              SERVICES AGREEMENT

American General Life Companies ("AGLC") is party to a general services agreement with USL. AGLC, an affiliate of USL, is a corporation incorporated in Delaware on November 24, 1997. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under this agreement, AGLC provides services to USL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for USL and the Certificates.

                                 LEGAL MATTERS

We are not involved in any legal matter about the Separate Account that would be considered material to the interests of Owners. Pauletta P. Cohn, Associate General Counsel of AGLC has passed upon the legality of the Certificates described in this Prospectus. Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised USL on certain federal securities law matters.

                           YEAR 2000 CONSIDERATIONS

USL and its affiliates are in the process of modifying its computer systems to be Year 2000 compliant. During 1997, USL and its affiliates incurred and expensed $15 million (pretax) related to this project. USL and its affiliates estimate that it will incur future costs in excess of $45 million (pretax) for additional internal staff, third-party vendors, and other expenses to render its systems Year 2000 compliant.

USL and its affiliates expect to substantially complete this project during 1998. However, risks and uncertainties exist in most significant systems development projects. If conversion of USL and its affiliates' systems is not completed on a timely basis, due to non-performance by third-party vendors or other unforeseen circumstances, the Year 2000 issue could have a material adverse impact on the operations of USL and its affiliates.

                           OTHER INFORMATION ON FILE

We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 for the Certificates described in this Prospectus. We have not included all of the information in the Registration Statement and its exhibits. Statements contained in this Prospectus concerning the group master contract, Certificates and other legal instruments are intended to be summaries. For a complete statement of their terms, you should refer to the documents that we filed with the Securities and Exchange Commission.

We will send you a Statement on request without charge. Its contents are as follows:

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


General Information.................................    2
Regulation and Reserves.............................    2
Independent Auditors................................    3
Services............................................    3
Principal Underwriter...............................    4
Annuity Payments....................................    4
  Gender of Annuitant...............................    4
  Misstatement of Age or  Gender and Other Errors...    4
Change of Investment Adviser or Investment Policy...    5
Performance Data for the Divisions..................    5
  Average Annual Total Return Calculations..........    5
  Total Return Calculations (without Surrender
    Charge or Annual Contract Fee)..................    5
  Cumulative Total Return Calculations (without
    Surrender Charge or Annual Contract Fee)........    5
  Hypothetical Performance..........................    6
  Yield Calculations................................    9
  Money Market Division Yield and Effective
    Yield Calculations..............................    9
  Performance Comparisons...........................   10
Effect of Tax-Deferred Accumulation.................   11
Financial Statements................................   12
Index to Financial Statements.......................   13


                    THE UNITED STATES LIFE INSURANCE COMPANY
                            IN THE CITY OF NEW YORK
                           SEPARATE ACCOUNT USL VA-R

                                GENERATIONS(TM)

    FLEXIBLE PAYMENT VARIABLE AND FIXED GROUP DEFERRED ANNUITY CERTIFICATES

                                   OFFERED BY

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                             ADMINISTRATIVE CENTER

                    P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                     1-800-346-4944;  (713) [            ]

                      STATEMENT OF ADDITIONAL INFORMATION

                            Dated December ___, 1998

This Statement of Additional Information ("Statement") is not a prospectus. You should read it with the Prospectus for The United States Life Insurance Company in the City of New York Separate Account USL VA-R (the "Separate Account"), dated December ___, 1998, concerning flexible payment variable and fixed group deferred annuity Generations(TM) Certificates. The Separate Account invests in certain Series of the Van Kampen Life Investment Trust and the Morgan Stanley Universal Funds, Inc. You can obtain a copy of the Prospectus for the Certificates, and any Prospectus supplements, by contacting The United States Life Insurance Company in the City of New York ("USL") at the address or telephone numbers given above. You have the option of receiving benefits on a fixed basis through USL's Fixed Account or on a variable basis through the Separate Account. Terms used in this Statement have the same meanings as are defined in the Prospectus under the heading "Glossary."


                               TABLE OF CONTENTS

General Information.................................    2
Regulation and Reserves.............................    2
Independent Auditors................................    3
Services............................................    3
Principal Underwriter...............................    4
Annuity Payments....................................    4
  Gender of Annuitant...............................    4
   Misstatement of Age or Gender and Other Errors...    4
Change of Investment Adviser or Investment Policy...    5

Performance Data for the Divisions..................    5
 Average Annual Total Return Calculations...........    5
 Total Return Calculations (without Surrender
    Charge or Annual Contract Fee)..................    5
 Cumulative Total Return Calculations (without
    Surrender Charge or Annual Contract Fee)........    5
 Hypothetical Performance...........................    6
 Yield Calculations.................................    9
 Money Market Division Yield and Effective
    Yield Calculations..............................    9
 Performance Comparisons............................   10

Effect of Tax-Deferred Accumulation.................   11
Financial Statements................................   12
Index to Financial Statements.......................   13

                                   GENERAL INFORMATION

USL is a stock life insurance company established under the laws of the state of New York. The Company is a wholly-owned subsidiary of USLIFE Corporation, which in turn is a wholly-owned subsidiary of AGC Life Insurance Company, a Missouri corporation ("AG Missouri") engaged primarily in the life insurance business and annuity business. AG Missouri, in turn, is a wholly-owned subsidiary of American General Corporation, a Texas holding corporation engaged primarily in the insurance business.


                            REGULATION AND RESERVES

USL is subject to regulation and supervision by the State of New York, where it is licensed to do business. This regulation covers a variety of areas, including:

 . benefit reserve requirements,

 . adequacy of insurance company capital and surplus,

 . various operational standards, and

 . accounting and financial reporting procedures.

USL's operations and accounts are subject to periodic examination by insurance regulatory authorities.

Under most insurance guaranty fund laws, a state can assess insurers doing business in the state for covered insurance contract losses incurred by insolvent companies. State laws set limits for these assessments. However, USL cannot reasonably estimate the amount of any future assessments of USL under these laws. Most states have the authority to excuse or defer an assessment, if it would threaten an insurer's own financial strength.

The federal government generally has not directly regulated the business of insurance. However, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include:

 .   employee benefit regulation,

 .   tax law changes affecting the taxation of insurance companies or of insurance products,

 .   changes in the relative desirability of various personal investment vehicles, and

 .   removal of impediments on the entry of banking institutions into the business of insurance.

Also, both the executive and legislative branches of the federal government are considering various insurance regulatory matters. This could ultimately result in direct federal regulation of some aspects of the insurance business. USL cannot predict whether this will occur or, if it does, what the effect on USL would be.

State insurance law requires USL to carry reserves on its books, as liabilities, to meet its obligations under outstanding insurance contracts. USL bases these reserves on assumptions about future claims experience and investment returns, among other things.

Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if USL were to incur claims or expenses at rates significantly higher than expected. This might happen, for example, due to a spread of acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.

                             INDEPENDENT AUDITORS

The 1997 consolidated financial statements of USL included in this Statement were audited by Ernst & Young LLP, independent auditors, as set forth in their report. We include these financial statements in this Statement in reliance upon the report of Ernst & Young LLP that appears later on in this Statement. Ernst & Young LLP gives its report upon their authority as experts in accounting and auditing. Ernst & Young LLP is located at 99 Wood Avenue South, P.O. Box 751, Iselin, New Jersey 08830-0471. The statutory-based financial statements of USL for the nine months ended September 30, 1998, included in this Statement, have not been audited.

                                   SERVICES

USL and American General Life Companies ("AGLC") are parties to a services agreement. Most of the affiliated companies within the American General Corporation holding company system, including certain life insurance companies, are also parties to a similar agreement. AGLC is a corporation incorporated in Delaware on November 24, 1997, with its home office located at 2727-A Allen Parkway, Houston, Texas 77019. AGLC provides shared services to USL and certain other life insurance companies at cost. These services include data processing, systems, customer services, product development, actuarial, auditing, accounting, and legal. USL did not pay any fees to AGLC in 1997, because AGLC performed no services under the agreement.

                             PRINCIPAL UNDERWRITER

American General Securities Incorporated ("AGSI") is the principal underwriter for the Contracts. AGSI also serves as principal underwriter to AGL's Separate Account A, Separate Account D, and Separate Account VL-R and to Separate Account E of American General Life Insurance Company of New York. All of these other separate accounts are unit investment trusts registered under the Investment Company Act of 1940. AGSI, a Texas corporation, is a wholly-owned subsidiary of AGL and a member of the National Association of Securities Dealers, Inc.

As principal underwriter for the Separate Account, AGSI expects to receive less than $1,000 of compensation from USL for each of the next three fiscal years.

USL offers the securities under the Certificates on a continuous basis.

                                   ANNUITY PAYMENTS

GENDER OF ANNUITANT

When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female, under an otherwise identical Certificate. This is because, statistically, females tend to have longer life expectancies than males.

However, Montana, and certain other jurisdictions, do not permit differences in annuity payment rates between males and females.

In addition, employers should be aware that, under most employer-sponsored plans, the law prohibits Certificates that make distinctions based on gender. Under these plans, USL will make available Certificates with no such differences.

MISSTATEMENT OF AGE OR GENDER AND OTHER ERRORS

If the age or gender of an Annuitant has been misstated to us, any amount payable will be the amount that the purchase payments paid would have purchased at the correct age and gender. If we made any overpayments because of incorrect information about age or gender or any error or miscalculation, we will deduct the overpayment from the next payment or payments due. We will add any underpayments to the next payment. We will credit or charge the amount of any adjustment with interest at the assumed interest rate used in the Certificate's annuity tables.

               CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise permitted by law or regulation, no Series may change the investment adviser to any Series or any investment policy without the consent of the shareholders. If required, we will file approval of or change of any investment objective with the insurance department of each state where a Certificate has been delivered. We will notify you (or, after annuity payments start, the payee) of any material investment policy change that we have approved. We will also notify you of any investment policy change before its implementation by the Separate Account, if the change requires your comment or vote.

                      PERFORMANCE DATA FOR THE DIVISIONS

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

Each Division may advertise its average annual total return. We calculate each Division's average annual total return quotation under the following standard method that the SEC prescribes:


  . We take a hypothetical $1,000 investment in the Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit Value per unit ("initial investment").

  . We calculate the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of (1) any applicable Surrender Charge at the end of the period and
     (2) all other recurring charges and fees applicable under the Certificate to all Owner accounts. Other charges and fees include the Mortality and Expense Risk Charge, the Administrative Expense Charge, and the Annual Certificate Fee. We do not reflect any premium taxes in the calculation.

  .  We divide the redeemable value by the initial investment.

  . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.


TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE OR ANNUAL CONTRACT FEE)

Each Division may also advertise non-standardized total return. We calculate non-standardized total return in the same manner and for the same time periods as standardized average annual total return, which we describe immediately above. However, in making the redeemable value calculation, we do not deduct any applicable Surrender Charge that we may impose at the end of the period. This is because we assume that the Certificate will continue through the end of each period. We also do not deduct the Annual Certificate Fee. Deducting these charges would reduce the resulting performance results.

CUMULATIVE TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE OR ANNUAL CONTRACT FEE)

Each Division may also advertise non-standardized cumulative total return performance. Cumulative total return performance is the compound rate of return on a hypothetical initial investment of $1,000 in each

Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit value per unit ("initial investment"). Cumulative total return figures (and the related "Growth of a $1,000 Investment" figures set forth below) do not include the effect of any premium taxes, any applicable Surrender Charge, or the Annual Certificate Fee. Cumulative total return quotations reflect changes in Accumulation Unit value. We calculate these quotations by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula, and then expressing those rates as a percentage:

                                   C = (ERV/P) - 1

Where:

C =     cumulative total return

P =     a hypothetical initial investment of $1,000

ERV = ending redeemable value at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period.

HYPOTHETICAL PERFORMANCE

Each Division may advertise hypothetical performance, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Series in which the Division invests pre-dates the effective date of the Division. The tables below provide hypothetical performance information for the available Divisions of the Separate Account based on the actual historical performance of the corresponding Series in which each of these Divisions invests. This information reflects all actual charges and deductions of these Series and the Separate Account that hypothetically would have been made if the Separate Account invested assets under the Certificates in these Series for the periods indicated.

             Hypothetical Historical Average Annual Total Returns
                          (Through December 31, 1997)

                                                                                     SINCE
                                                                                     SERIES
INVESTMENT DIVISION                        ONE YEAR            FIVE YEARS            INCEPTION*
-------------------                        --------            ----------            ----------
Domestic Income                             4.26 %                 7.89%                 6.77 %
Emerging Growth                            12.66 %                  N/A                 18.61 %
Enterprise                                 21.82 %                16.38%                11.02 %
Government                                  1.95 %                 4.00%                 5.55 %
Growth and Income                          16.09 %                  N/A                 15.96 %
Money Market                                2.72 %                 3.22%                 4.52 %
Morgan Stanley Real Estate Securities      13.69 %                  N/A                 24.51 %
Strategic Stock                             N/A                     N/A                (21.27)%
Asian Equity                                N/A                     N/A                (72.81)%
Emerging Markets Equity                    (7.04)%                  N/A                 (7.14)%
Equity Growth                               N/A                     N/A                 21.73 %
Global Equity                               N/A                     N/A                 14.02 %
International Magnum                        N/A                     N/A                 (1.03)%
Fixed Income                                N/A                     N/A                  2.29 %
High Yield                                  N/A                     N/A                  4.83 %
Mid Cap Value                               N/A                     N/A                 28.87 %
Value                                       N/A                     N/A                 12.37 %

                     Hypothetical Historical Total Returns
                          (Through December 31, 1997)


                                                                                     SINCE
                                                                                     SERIES
INVESTMENT DIVISION                        ONE YEAR            FIVE YEARS            INCEPTION*
-------------------                        --------            ----------            ----------
Domestic Income                             10.35 %              8.50%                 6.83 %
Emerging Growth                             18.75 %               N/A                 20.36 %
Enterprise                                  27.93 %             16.84%                11.06 %
Government                                   8.04 %              4.69%                 5.61 %
Growth and Income                           22.18 %               N/A                 21.32 %
Money Market                                 8.80 %              3.92%                 4.57 %
Morgan Stanley Real Estate Securities       19.79 %               N/A                 26.15 %
Strategic Stock                              N/A                  N/A                 15.21 %
Asian Equity                                 N/A                  N/A                (66.44)%
Emerging Markets Equity                     (1.04)%               N/A                 (2.70)%
Equity Growth                                N/A                  N/A                 28.37 %
Global Equity                                N/A                  N/A                 20.78 %
International Magnum                         N/A                  N/A                  5.75 %
Fixed Income                                 N/A                  N/A                  8.87 %
High Yield                                   N/A                  N/A                 11.55 %
Mid Cap Value                                N/A                  N/A                 35.72 %
Value                                        N/A                  N/A                 18.97 %

               Hypothetical Historical Cumulative Total Returns
                          (Through December 31, 1997)


                                                                                     SINCE
                                                                                     SERIES
INVESTMENT DIVISION                        ONE YEAR            FIVE YEARS            INCEPTION*
-------------------                        --------            ----------            ----------
Domestic Income                             10.35 %              50.32%                 95.60 %
Emerging Growth                             18.75 %               N/A                   58.84 %
Enterprise                                  27.93 %             117.68%                242.33 %
Government                                   8.04 %              25.73%                 89.80 %
Growth and Income                           22.18 %               N/A                   21.82 %
Money Market                                 8.80 %              21.21%                 69.03 %
Morgan Stanley Real Estate Securities       19.79 %               N/A                   78.60 %
Strategic Stock                              N/A                  N/A                    2.27 %
Asian Equity                                 N/A                  N/A                  (45.16)%
Emerging Markets Equity                     (1.04)%               N/A                   (3.36)%
Equity Growth                                N/A                  N/A                   25.83 %
Global Equity                                N/A                  N/A                   18.54 %
International Magnum                         N/A                  N/A                    5.08 %
Fixed Income                                 N/A                  N/A                    8.10 %
High Yield                                   N/A                  N/A                   10.34 %
Mid Cap Value                                N/A                  N/A                   31.67 %
Value                                        N/A                  N/A                   17.33 %


    Hypothetical Historical Growth of a $1,000 Investment in the Divisions
                          (Through December 31, 1997)


                                                                                     SINCE
                                                                                     SERIES
INVESTMENT DIVISION                        ONE YEAR            FIVE YEARS            INCEPTION*
-------------------                        --------            ----------            ----------
Domestic Income                            $1,103.47           $1,503.23             $1,956.01

Emerging Growth                            $1,187.52            N/A                  $1,588.41

Enterprise                                 $1,279.27           $2,176.83             $3,423.33
Government                                 $1,080.38           $1,257.29             $1,897.97

Growth and Income                          $1,221.83            N/A                  $1,218.17

Money Market                               $1,088.04           $1,212.13             $1,690.30

Morgan Stanley Real Estate Securities      $1,197.86            N/A                  $1,785.98

Strategic Stock                             N/A                 N/A                  $1,022.74
Asian Equity                                N/A                 N/A                  $  548.36

Emerging Markets Equity                    $  989.64            N/A                  $  966.39

Equity Growth                               N/A                 N/A                  $1,258.25
Global Equity                               N/A                 N/A                  $1,185.41
International Magnum                        N/A                 N/A                  $1,050.83
Fixed Income                                N/A                 N/A                  $1,081.02
High Yield                                  N/A                 N/A                  $1,103.45
Mid Cap Value                               N/A                 N/A                  $1,316.70
Value                                       N/A                 N/A                  $1,173.29

__________________________

  * The inception dates for each Series corresponding to the Divisions are:
April 7, 1986 for the Money Market, Enterprise, and Government Series; November 4, 1987 for the Domestic Income Series; July 3, 1995 for the Emerging Growth and Morgan Stanley Real Estate Securities Series; October 1, 1996 for the Emerging Markets Equity Series; November 23, 1996 for the Growth and Income Series; January 2, 1997 for the Equity Growth, Global Equity, International Magnum, Fixed Income, High Yield, Mid Cap Value, and Value Series; March 3, 1997 for the Asian Equity Series; and November 3, 1997 for the Strategic Stock Series.

YIELD CALCULATIONS

We calculate the yields for the Domestic Income Division and the Government Division by a standard method that the SEC prescribes. The hypothetical yields for the Domestic Income Division and the Government Division, based upon the one month period ended December 31, 1997, were 6.75% and 3.92%, respectively. We calculate the yield quotation by dividing

 . the net investment income per Accumulation Unit earned during the specified one month or 30-day period by the Accumulation Unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                        YIELD = 2[((a-b)/cd + 1)/6/ - 1]

a = net dividends and interest earned during the period by the Series attributable to the Division

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Division reflects the deduction of all recurring fees and charges that apply to each Division. These fees and charges include the Mortality and Expense Risk Charge and the Administrative Expense Charge. They do not reflect the deduction of Surrender Charges or premium taxes.

MONEY MARKET DIVISION YIELD AND EFFECTIVE YIELD CALCULATIONS

We calculate the Money Market Division's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

 .  We take the net change in the Accumulation Unit value during the period.

 . We divide that net change by the Accumulation Unit value at the beginning of the period to obtain the base period return.

 . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

 . We carry the current yield figure to the nearest one-hundredth of one percent.

We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Division's Portfolio in the calculation. The Money Market Division's hypothetical historical yield for the seven day period ended December 31, 1997, was 3.71%.

We determine the Money Market Division's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1) (365/7) -1. The Money Market Division's hypothetical historical effective yield for the seven day period ended December 31, 1997, was 3.78%.

Yield and effective yield do not reflect the deduction of Surrender Charges or premium taxes that we may impose when you redeem Accumulation Units.

PERFORMANCE COMPARISONS

In our advertising and sales literature, we may compare the performance of each or all of the available Divisions of the Separate Account to the performance of
(1) other variable annuities in general or (2) particular types of variable annuities that invest in mutual funds, or series of mutual funds, with investment objectives similar to each of the Divisions of the Separate Account.

Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS(R)") are independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return. Total return assumes the reinvestment of dividends and distributions, but does not take into consideration sales charges, redemption fees or certain expense deductions at the separate account level. In addition, VARDS(R) prepares risk-adjusted rankings, which consider the effects of market risk on total return performance.

In addition, we may compare each Division's performance in advertisements and sales literature to the following benchmarks:

  . the Standard & Poor's 500 Composite Stock Price Index, an unmanaged weighted index of 500 leading domestic companies that represents approximately 80% of the market capitalization of the United States equity market;

  . the Dow Jones Industrial Average, an unmanaged unweighted average of 30 blue chip industrial corporations listed on the New York Stock Exchange and generally considered representative of the United States stock market;

  . the Consumer Price Index, published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major spending groups and generally is considered to be a measure of inflation;

  . the Lehman Brothers Government and Domestic Strategic Income Index, the Salomon Brothers High Grade Domestic Strategic Income Index, and the Merrill Lynch Government/Corporate Master Index, unmanaged indices that are generally considered to represent the performance of intermediate and long term bonds during various market cycles; and

  . the Morgan Stanley Capital International Europe Australia Far East Index, an unmanaged index that is considered to be generally representative of major non-United States stock markets.

                      EFFECT OF TAX-DEFERRED ACCUMULATION

The Certificates qualify for tax-deferred treatment on earnings. This tax-deferred treatment increases the amount available for accumulation by deferring taxes on any earnings until the earnings are withdrawn. The longer the taxes are deferred, the more the potential you have for the assets under your Certificate to grow over the term of the Certificates.

The hypothetical tables set out below illustrate this potential. The tables compare accumulations based on a single initial purchase payment of $100,000 compounded annually under:

 . a Certificate, whose earnings are not taxed until withdrawn in connection with a full surrender, partial withdrawal, or annuitization, or termination due to insufficient Account Value ("withdrawal of earnings") and

 . an investment whose earnings are taxed on a current basis ("Taxable Investment"), based on an assumed tax rate of 28%, and the assumed earning rates specified.



                               5 Years    10 Years   20 Years
                               -------    --------   --------

                                  (7.50% earnings rate)
Certificate                    $143,563   $206,103   $424,785
Certificate (after Taxes)      $131,365   $176,394   $333,845
Taxable Investment             $130,078   $169,202   $286,294


                                 (10.00% earnings rate)
Certificate                    $161,051   $259,374   $672,750
Certificate (after Taxes)      $143,957   $214,749   $512,380
Taxable Investment             $141,571   $200,423   $401,694

The hypothetical tables do not reflect any fees or charges under a Certificate or Taxable Investment. However, the Certificates impose:

 . a Mortality and Expense Risk Charge of 1.25%,


 . a Surrender Charge (applicable to withdrawal of earnings for the first seven
   Certificate years) up to a maximum of 6%,

 . an Administrative Expense Charge of 0.15%, and

 . an Annual Certificate Fee of $30.

A Taxable Investment could incur comparable fees or charges. Fees and charges would reduce the return from a Certificate or Taxable Investment.

Under the Certificates, a withdrawal of earnings is subject to tax, and may be subject to an additional 10% tax penalty before age 59 1/2.

These tables are only illustrations of the effect of tax-deferred accumulations and are not a guarantee of future performance.

                             FINANCIAL STATEMENTS

There are no current financial statements for the Separate Account included in this Statement, because, as of the date of this Statement, the Separate Account had funded no Certificates and held no assets.

You should consider the financial statements of USL that we include in this Statement primarily as bearing on the ability of USL to meet its obligations under the Certificates.

                                   INDEX TO

                             FINANCIAL STATEMENTS



                                                            Page No.
                                                            --------
USL Financial Statements - Statutory Basis

    Report of Ernst & Young LLP, Independent Auditors.....

    Balance Sheets........................................

    Statements of Operations..............................

    Statements of Changes in Capital and Surplus..........

    Statements of Cash Flows..............................

    Notes to Financial Statements.........................

    Financial Statements--Statutory Basis (Unaudited)
    Nine Months Ended September 30, 1998..................

                                    PART C


                               OTHER INFORMATION
                               -----------------


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)    Financial Statements

                 PART A:    None

                 PART B: Financial Statements of The United States Life Insurance Company in the City of New York ("USL") (To be filed by Pre-Effective Amendment)

                 PART C:    None

          (b)    Exhibits

                 (1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VA-R and among other things the marketing of variable annuity products in New York.

                 (2)        None

                 (3)(a) Master Marketing and Distribution Agreement By and Among The United States Life Insurance Company in the City of New York, American General Securities Incorporated and Van Kampen Distributors, Inc. (To be filed by Pre-Effective Amendment).

                    (b)(i) Form of Participation Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. (To be filed by Pre-Effective Amendment).

                       (ii) Form of Participation Agreement by and among The
                            United States Life Insurance Company in the City of New York, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management, Inc., and Miller Anderson & Sherrerd LLP. (To be filed by Pre-Effective Amendment).

                 (c) Specimen form of Selling Group Agreement by and among The United States Life Insurance Company in the City of New York, American General Securities Incorporated, and Van Kampen Funds, Inc. (To be filed by Pre-Effective Amendment).

              (4)(a)        Form of Group Annuity Master Contract (Form No.
                            98034N).

                 (b)        Form of Group Annuity Certificate (Form No. 98033N).

              (5)(a)        Form of Application for Certificate (Form No. USL
                            8771-33).

                 (b) Specimen form of Generations Service Request. (To be filed by Pre-Effective Amendment).

                 (c) Specimen form of Special Request for Surrender Charge Waiver under Certificate Form No. 98033N. (To be filed by Pre-Effective Amendment).

              (6)(a) Copy of the Charter and all amendments thereto of The United States Life Insurance Company in the City of New York.

                 (b) Copy of the Bylaws, as amended, of The United States Life Insurance Company in the City of New York.

              (7)           None

              (8) Form of Administrative Services Agreement, between The United States Life Insurance Company in the City of New York and American General Life Companies. (To be filed by Pre-Effective Amendment).

              (9) Opinion and Consent of Counsel. (To be filed by Pre-Effective Amendment).

             (10) Consent of Independent Auditors. (To be filed by Pre-Effective Amendment).

             (11)           None

             (12)           None

             (13)(a) Computations of hypothetical historical average annual total returns for the Emerging Growth, Enterprise, Domestic Income, Government, and Money Market Divisions, available under Certificate Form No 98033N for the one and five year periods ended December 31, 1997, and since inception. (To be filed by Pre-Effective Amendment).

                 (b) Computations of hypothetical historical total returns for the Emerging Growth, Enterprise, Domestic Income, Government, and Money Market Divisions, available under Certificate Form No. 98033N for the one and five year periods ended December 31, 1997, and since inception. (To be filed by Pre-Effective Amendment).

                 (c) Computations of hypothetical historical cumulative total returns for the Emerging Growth, Enterprise, Domestic Income, Government, and Money Market Divisions, available under Certificate Form No. 98033N for the one and five year periods ended December 31,1997, and since inception. (To be filed by Pre-Effective Amendment).

                 (d) Computations of hypothetical historical 30 day yield for the Domestic Income Division and the Government Division, available under Certificate Form No. 98033N for the one month period ended December 31, 1997. (To be filed by Pre-Effective Amendment).

                 (e) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Certificate Form No. 98033N for the seven day period ended December 31, 1997. (To be filed by Pre-Effective Amendment).

             (14)           Financial Data Schedule. (See Exhibit 27 below.)

             (27) (Inapplicable, because, notwithstanding Item 24.(b) as to Exhibits, the Commission staff has advised that no such Schedule is required.)

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

       The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below.



                                           Positions and Offices
          Name and Principal               with the
          Business Address                 Depositor
          ------------------               ---------------------

          Jon P. Newton                    Senior Chairman
          2929 Allen Parkway
          Houston, TX   77019

          Rodney O. Martin, Jr.            Chairman
          2727-A Allen Parkway
          Houston, TX    77019

          James S. D'Agostino, Jr.         Vice Chairman
          2929 Allen Parkway
          Houston, TX   77019

          David J. Dietz                   Director, President
          125 Maiden Lane                  and Chief Executive Officer -
          New York, NY  10018              Individual Insurance Options

          William M. Keeler                Director, President and
          3600 Route 66                    Chief Executive Officer -
          Neptune, NJ  07784               Group Insurance Operations

          David N. Dunn                    Director and Executive
          3600 Route 66                    Vice President - Group
          Neptune, NJ  07784

          David A. Fravel                  Director and Executive
          2727-A Allen Parkway             Vice President
          Houston, Texas   77019

          Philip K. Polkinghorn            Director and Executive
          2727-A Allen Parkway             Vice President
          Houston, Texas   77019

          Robert F. Herbert, Jr.           Director and Senior
          2727-A Allen Parkway             Vice President
          Houston, TX   77019

          R. Stephen Watson                Director, Senior Vice President
          125 Maiden Lane                  and Chief Administrative Officer
          New York, NY  10038

          William A. Bacas                 Director
          182 Ridge Street
          Glens Falls, NY   12801

          John R. Corcoran                 Director
          12 Hawthorne Drive
          Sudbury, MA   01776

          Dr. Patricia O. Ewers            Director
          Pace University
          Pace Plaza
          New York, NY   10038

          Thomas H. Fox                    Director
          1016 East Bay Drive
          Northport, MI   49670

          William J. O'Hara, Jr.           Director
          AJ Tech
          2590 Pioneer Avenue
          Vista, CA   92083

          George B. Trotta                 Director
          541 East 20th Street
          Apartment 14F
          New York, NY  10010

          John V. LaGrasse                 Exeucitve Vice President and
          2727-A Allen Parkway             Chief Technology Officer
          Houston, TX   77019

          Gary D. Reddick                  Executive Vice President
          2727-A Allen Parkway
          Houston, TX  77019

          Wayne A. Barnard                 Senior Vice President
          2727-A Allen Parkway             and Chief Actuary
          Houston, TX    77019

          Simon J. Leech                   Senior Vice President -
          2727-A Allen Parkway             Houston Service Center
          Houston, TX  77019

          Angelo C. LiRosi                 Senior Vice President -
          125 Maiden Lane                  Marketing
          New York, NY  10038

          Randy J. Marash                  Senior Vice President and Actuary
          3600 Rt. 66
          Neptune, NJ  07754

          Terry Freeman                    Vice President-
          125 Maiden Lane                  Marketing Support
          New York, NY  10038

          Althea R. Johnson                Vice President, Assistant Controller
          2727-A Allen Parkway             and Assistant Secretary
          Houston, TX  77019

          Richard W. Scott                 Vice President and
          2929 Allen Parkway               Chief Investment Officer
          Houston, TX   77019

          Larry M. Robinson                Vice President
          2727-A Allen Parkway
          Houston, TX  77019

          Don M. Ward                      Vice President
          2727 Allen Parkway
          Houston, TX  77019

          Pauletta P. Cohn                 Secretary
          2727-A Allen Parkway
          Houston, TX   77019

          Jane K. Rushton                  Associate General Counsel and
          125 Maiden Lane                  Assistant Secretary
          New York, NY  10038

          Sandra M. Smith                  Associate General Counsel and
          300 South State Street           Assistant Secretary
          Syracuse, NY   13202

          Joyce Bilski                     Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Laura Milazzo                    Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Kenneth D. Nunley                Assistant Tax Officer
          2727-A Allen Parkway
          Houston, TX   77019


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The following is a list of subsidiaries of American General
Corporation/1/,/2/,/3/,/4/,/5/ as of July 31, 1998. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).

                                                              Jurisdiction of
Name                                                          Incorporation
----                                                          ---------------

AGC Life Insurance Company                                       Missouri
 American General Life and Accident Insurance Company/6/         Tennessee
  American General Exchange, Inc.                                Tennessee
  Independent Fire Insurance Company                             Florida
    American General Property Insurance Company of Florida       Florida
    Old Faithful General Agency, Inc.                            Texas
 American General Life Insurance Company/7/                      Texas
  American General Annuity Service Corporation                   Texas
  American General Life Companies                                Delaware
  American General Life Insurance Company of New York            New York
   The Winchester Agency Ltd.                                    New York
  The Variable Annuity Life Insurance Company                    Texas

   The Variable Annuity Marketing Company                        Texas
   VALIC Investment Services Company                             Texas
   VALIC Retirement Services Company                             Texas
   VALIC Trust Company                                           Texas
The Franklin Life Insurance Company                              Illinois
 The American Franklin Life Insurance Company                    Illinois
 Franklin Financial Services Corporation                         Delaware
HBC Development Corporation                                      Virginia
Western National Corporation                                     Delaware
 WNL Holding Corp.                                               Delaware
  American General Annuity Insurance Company/8/                  Texas
  American General Assignment Corporation                        Texas
  American General Brokerage Services, Inc.                      Delaware
  American General Investment Advisory Services, Inc.            Delaware
  Independent Advantage Financial and Insurance Services, Inc.   California
  Western National Financial Institution Group, Inc.             Delaware
  WNL Insurance Services, Inc.                                   Delaware
American General Corporation*                                    Delaware
American General Delaware Management Corporation/1/              Delaware
American General Finance, Inc.                                   Indiana
 AGF Investment Corp.                                            Indiana
 American General Auto Finance, Inc.                             Delaware
 American General Finance Corporation/9/                         Indiana
  American General Finance Group, Inc.                           Delaware
   American General Financial Services, Inc./10/                 Delaware
   The National Life and Accident Insurance Company              Texas
  Merit Life Insurance Co.                                       Indiana
  Yosemite Insurance Company                                     California
 American General Finance, Inc.                                  Alabama
 American General Financial Center                               Utah
 American General Financial Center, Inc.*                        Indiana
 American General Financial Center, Incorporated*                Indiana
 American General Financial Center Thrift Company*               California
 Thrift, Incorporated*                                           Indiana
American General Investment Advisory Services, Inc.*             Texas
American General Investment Holding Corporation/11/              Delaware
American General Investment Management Corporation/11/           Delaware
American General Realty Advisors, Inc.                           Delaware
American General Realty Investment Corporation                   Texas
 AGLL Corporation/12/                                            Delaware
 American General Land Holding Company                           Delaware
  AG Land Associates, LLC/12/                                    California
 GDI Holding, Inc.*/13/                                          California
 Pebble Creek Service Corporation                                Florida
 SR/HP/CM Corporation                                            Texas
American General Property Insurance Company                      Tennessee
Green Hills Corporation                                          Delaware
Knickerbocker Corporation                                        Texas

 American Athletic Club, Inc.                                    Texas
Pavilions Corporation                                            Delaware
USLIFE Corporation                                               New York
 All American Life Insurance Company                             Illinois
  1149 Investment Corp.                                          Delaware
 American General Assurance Company                              Illinois
  American General Indemnity Company                             Nebraska
  USLIFE Credit Life Insurance Company of Arizona                Arizona
 American General Life Insurance Company of Pennsylvania         Pennsylvania
 I.C. Cal*                                                       California
 The Old Line Life Insurance Company of America                  Wisconsin
  The United States Life Insurance Company in the
   City of New York                                              New York
 USLIFE Agency Services, Inc.                                    Illinois
   USMRP, Ltd.                                                   Turks&Caicos
 USLIFE Financial Institution Marketing Group, Inc.              California
 USLIFE Insurance Services Corporation                           Texas
 USLIFE Realty Corporation                                       Texas
   USLIFE Real Estate Services Corporation                       Texas
 USLIFE Systems Corporation                                      Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

                                     NOTES

/1/

The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:



  American General Capital, L.L.C.
  American General Delaware, L.L.C.

/2/

On November 26, 1996, American General Institutional Capital A ("AG Cap Trust
  A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees: Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

/3/

On November 14, 1997, American General Capital I, American General Capital II,
  American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees: Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity but solely as Trustee).

/4/

On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the parenthetically indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%).

  Through its aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.

/5/

Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.

/6/

AGLA owns approximately 11% of Whirlpool Financial Corp. ("Whirlpool") on a fully diluted basis. The total investment of AGLA in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool, but approximately 11% of the Whirlpool stock which has voting rights. The interests in Whirlpool (which is a corporations that is not associated with AGC) are held for investment purposes only.

/7/

AGL owns 100% of the common stock of American General Securities Incorporated
  ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

     American General Insurance Agency, Inc. (Missouri)
     American General Insurance Agency of Hawaii, Inc. (Hawaii)
     American General Insurance Agency of Massachusetts, Inc. (Massachusetts)

  In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:

     American General Insurance Agency of Ohio, Inc. (Ohio)
     American General Insurance Agency of Texas, Inc. (Texas)
     American General Insurance Agency of Oklahoma, Inc. (Oklahoma) Insurance Masters Agency, Inc. (Texas)

 AGSI and the foregoing agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

/8/

WNL Series Trust is a Massachusetts business trust, all of the shares of which are held in the separate account of American General Annuity Insurance Company ("AGAIC") for the benefit of AGAIC variable annuity policyholders.

/9/

American General Finance Corporation is the parent of an additional 48 wholly owned subsidiaries incorporated in 30 states and Puerto Rico for the purpose of conducting its consumer finance operations, including those noted in footnote 7 below.

/10/

American General Financial Services, Inc. is the parent of an additional 7 wholly owned subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.

/11/

American General Investment Management, L.P. is jointly owned by AGIHC and
  AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.

/12/

AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a 98.75% managing interest and AGLL owns a 1.25% managing interest.

/13/

AGRI owns only a 75% interest in GDI Holding, Inc.

All of the subsidiaries of USL are included in its consolidated financial statements, which are filed in Part B of this Registration Statement.

ITEM 27.    NUMBER OF CERTIFICATE OWNERS

  As of August 31, 1998, there were no owners of Certificates offered by this Registration Statement.

ITEM 28.  INDEMNIFICATION

     USL's By-Laws, as amended, include provisions concerning the indemnification of its officers and directors, and certain other persons, which provide in substance as follows:

     Article XI of USL's By-Laws provide, in part, that USL, except to the extent expressly prohibited by the New York Business Corporation law or New York Insurance law, shall have the power to indemnity each person made or threatened to be made a party to or called as a witness in or asked to provide information in connection with any pending or threatened action, proceeding, hearing or investigation, whether civil or criminal, and whether judicial, quasi-judicial, administrative, or legislative, and whether or not for or in the right of USL or any other enterprise, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of USL, or is or was a director or officer of USL who also serves or served at the request of USL, any other corporation, partnership, joint venture, trust, employee benefit plan or otherwise enterprise in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in a bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantages to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless USL has given its prior consent to such settlement or other disposition.

     Under Article XI, USL shall advance or promptly reimburse, upon request of any person entitled to indemnification, all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of its final disposition upon receipt of a written undertaking by or on behalf of such person to repay such amount if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed exceed the amount to which such person is entitled, provided, however, that such person shall cooperate in good faith with any request by USL that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to a actual or potential differing interests between or amount such parties.

     USL agrees under Article XI that it shall not, except by elimination or amendment of the By-Laws, take any corporate action or enter into any agreement which prohibits, or otherwise limits the rights of any person to, indemnification in accordance with the provisions of the By-Laws. The indemnification of any person provided by the By-Laws shall continue after such person has ceased to be a director or officer of USL and shall inure to the benefit of such person's heirs, executors, administrators and legal representatives.

     USL is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to the By-Laws.

     A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in Article XI of USL's By-Laws shall be entitled to indemnification as authorized by Article XI. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under Article XI shall be made by USL if, and only if, authorized in the specific case:

     (1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in the first paragraph of Article XI (and which is described in the first paragraph of this Item 28); or

     (2) If such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

          (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the standard of conduct set forth in the first paragraph of Article XI has been met by such director or officer; or

          (b) By the shareholders upon a finding that the directors or officer has met the applicable standard of conduct set forth in such paragraph.

     USL shall make no payments under Article XI until it shall have complied with all provisions then in force of New York Insurance law with respect to indemnification.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITERS

  (a) Registrant's principal underwriter, American General Securities Incorporated, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account D, American General Life Insurance Company Separate Account VL-R, and American General Life Insurance Company of New York Separate Account E.

  (b) The directors and principal officers of the principal underwriter are:

                                                Position and Offices
                                                with Underwriter,
            Name and Principal                  American General
            Business Address                    Securities Incorporated
            ------------------                  -----------------------

            F. Paul Kovach, Jr.              Director and President
            American General Securities
              Incorporated
            2727 Allen Parkway
            Houston, TX 77019

            Royce G. Imhoff, II              Director
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            Rodney O. Martin, Jr.            Director
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, TX 77019

            Robert F. Herbert                Senior Vice President and Treasurer
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            John A. Kalbaugh                 Vice President - Marketing
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, TX 77019

            Pauletta P. Cohn                 Secretary
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, TX  77019

            Carole D. Hlozek                 Administrative Officer
            American General Securities
              Incorporated
            2727 Allen Parkway
            Houston, TX  77019

            Kenneth D. Nunley                Associate Tax Officer
            2727-A Allen Parkway
            Houston, TX 77019

            (c) Not Applicable.

ITEM 30.    LOCATION OF RECORDS

      All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Companies at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019.

ITEM 31.    MANAGEMENT SERVICES

              Not Applicable.

ITEM 32.    UNDERTAKINGS

      The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Certificates may be accepted; B) to include either (1) as part of any application to purchase a Certificate offered by a prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can remove to send for a Statement of Additional Information; C) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

      USL represents that the fees and charges deducted under the Contract that is identified as Contract Form No. 98034N and the Certificates that are identified as Certificate Form No.98033N and comprehended by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by USL under the Contract and Certificates. USL bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as: the nature and extent of such services, expenses and risks; the need for USL to earn a profit; the degree to which the Contract and Certificates include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts or Certificates sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts, Certificates or prospectuses, or otherwise.

                              POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary D. Reddick and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The United States Life Insurance Company in the City of New York Separate Account USL VA-R, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 16th day of September, 1998.


                                  THE UNITED STATES LIFE INSURANCE
                                  COMPANY IN THE CITY OF NEW YORK
                                  SEPARATE ACCOUNT USL VA-R
                                  (Registrant)

                                  BY:   THE UNITED STATES LIFE
                                        INSURANCE COMPANY IN THE CITY
                                        OF NEW YORK
                                        (On behalf of the Registrant and itself)


                                        BY: /s/ Robert F. Herbert, Jr.
                                           -----------------------------------
                                                Robert F. Herbert, Jr.
                                                Senior Vice President

[SEAL]

ATTEST:     /s/ Pauletta P. Cohn
            ---------------------
                Pauletta P. Cohn
                Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following officers and directors of The United States Life Insurance Company in the City of New York in the capacities and on the dates indicated.


Signature                              Title                        Date
---------                              -----                        ----

 /s/ David J. Dietz           Principal Executive Officer     September 17, 1998
--------------------------
David J. Dietz


/s/ Robert F. Herbert, Jr.    Principal Financial and         September 16, 1998
--------------------------    Accounting Officer
Robert F. Herbert, Jr.



Directors


/s/ William A. Bacas                                          September 16, 1998
--------------------------
William A. Bacas


 /s/ John R. Corcoran                                         September 16, 1998
--------------------------
John R. Corcoran


                                                              September   , 1998
--------------------------                                              --
James S. D'Agostino, Jr.


 /s/ David J. Dietz                                           September 17, 1998
--------------------------
David J. Dietz


/s/ David N. Dunn                                             September 16, 1998
--------------------------
David N. Dunn


 /s/ Patricia O. Ewers                                        September 17, 1998
--------------------------
Patricia O. Ewers

/s/ Thomas H. Fox                                             September 17, 1998
--------------------------
Thomas H. Fox


 /s/ David A. Fravel                                          September 17, 1998
--------------------------
David A. Fravel


/s/ Robert F. Herbert. Jr.                                    September 16, 1998
--------------------------
Robert F. Herbert, Jr.


/s/ William M. Keeler                                         September 17, 1998
--------------------------
William M. Keeler


/s/ Rodney O. Martin, Jr.                                     September 16, 1998
--------------------------
Rodney O. Martin, Jr.


                                                              September __, 1998
--------------------------
Jon P. Newton


/s/ William J. O'Hara, Jr.                                    September 16, 1998
--------------------------
William J. O'Hara, Jr.


/s/ George B. Trotta                                          September 18, 1998
--------------------------
George B. Trotta


/s/ R. Stephen Watson                                         September 17, 1998
--------------------------
R. Stephen  Watson

                                 EXHIBIT INDEX

(1) The United States Life Insurance Company in the City of New York Board of Directors resolution authorizing the establishment of The United States Life Insurance Company in the City of New York Separate Account USL VA-R and among other things the marketing of variable annuity products in New York.

(4)(a)    Form of Group Annuity Master Contract  (Form No. 98034N).

   (b)    Form of Group Annuity Certificate (Form No. 98033N).

(5)(a)    Form of Application for Certificate (Form No. USL 8771-33).

(6)(a) Copy of the Charter and all amendments thereto of The United States Life Insurance Company in the City of New York.

   (b) Copy of the Bylaws, as amended, of The United States Life Insurance Company in the City of New York.